AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2000
                           REGISTRATION NO. 33-_______

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

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                              CK WITCO CORPORATION

             (Exact Name of Registrant as Specified in Its Charter)
         DELAWARE                     2860                    52-2183153
      (State or Other           (Primary Standard          (I.R.S. Employer
      Jurisdiction of              Industrial            Identification No.)
     Incorporation or          Classification Code
       Organization)                 Number)

                                  ------------

         ONE AMERICAN LANE, GREENWICH, CONNECTICUT 06831 (203) 552-2000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)
                                   -----------

                            JOHN T. FERGUSON II, ESQ.
                              SENIOR VICE PRESIDENT
                               AND GENERAL COUNSEL
                              CK WITCO CORPORATION
                                ONE AMERICAN LANE
                          GREENWICH, CONNECTICUT 06831
                                 (203) 552-2000

    (Name, Address, Including Zip Code, and Telephone Number, Including Area
                           Code, of Agent for Service)


                      With copies of all communications to:
                              STEVEN A. COHEN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                   -----------

       Approximate date of commencement of proposed sale to the public: Upon consummation of the Exchange Offer referred to herein.

                                   -----------
       If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box./___/

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./___/

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./___/

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

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
   Title Of Each       Amount        Proposed     Proposed Maximum   Amount Of
     Class Of           To Be         Maximum        Aggregate     Registration
 Securities To Be    Registered   Offering Price      Offering        Fee (3)
    Registered                     Per Unit (1)    Price (1) (2)
                                       (2)
--------------------------------------------------------------------------------
   8 1/2% Senior
  Notes due 2005    $600,000,000       100%         $600,000,000     $158,400
--------------------------------------------------------------------------------
(1)   Estimated solely for the purpose of calculating the registration fee.
(2)   Exclusive of accrued interest, if any.
(3)   Calculated pursuant to Rule 457 under the Securities Act.

       The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

                                                                     Prospectus
                                                                     ----------

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED APRIL 26, 2000

      The information in this prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              CK WITCO CORPORATION

                                OFFER TO EXCHANGE

                        ALL 8 1/2 % SENIOR NOTES DUE 2005
                         ($600,000,000 PRINCIPAL AMOUNT)
                                       FOR
                           A LIKE PRINCIPAL AMOUNT OF
                          8 1/2% SENIOR NOTES DUE 2005
           WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

       The exchange offer will expire at 5:00 p.m., New York City time, on
                   [expiration date], 2000, unless extended.

                                   -----------

     We do not intend to list the exchange notes on any national securities exchange, and no public market for the exchange notes is anticipated.

                                   -----------

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF FACTORS THAT
           YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

                                   -----------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                   -----------

                    The date of this prospectus is [    ], 2000.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Summary.....................................................................1
Risk Factors...............................................................14
Forward-Looking Statements.................................................16
The Exchange Offer.........................................................17
Use of Proceeds............................................................26
Capitalization.............................................................27
Selected Historical Financial and Operating Data...........................28
Description of the Exchange Notes..........................................31
Exchange Offer, Registration Rights........................................49
Certain U.S. Federal Tax Considerations....................................51
Book-Entry; Delivery and Form..............................................52
Plan of Distribution.......................................................55
Available Information......................................................55
Experts....................................................................56
Validity of the Exchange Notes.............................................56
Documents Incorporated by Reference........................................56


                                   -----------

                                     SUMMARY

      This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "CK Witco," "our company," "the Company," and "we" as used in this prospectus refer to CK Witco Corporation and its subsidiaries and predecessors as a combined entity, except where it is made clear that such term means only the parent company. To the extent that this prospectus includes data or statements about our relative market share, competitive position or related matters, we believe that these data or statements are considered within the industry to be the best available and generally are indicative of our relative market share and competitive position.

THE COMPANY.

      We are a leading global specialty chemical company formed through the September 1, 1999, merger of Crompton & Knowles Corporation and Witco Corporation. We manufacture and market a wide variety of specialty chemicals, polymers and polymer processing equipment. Most of our products are sold to industrial customers for use as additives, ingredients or intermediates that impart particular characteristics to the customers' end products. Our products are currently marketed in over 120 countries and serve a wide variety of end-user markets, including tires, agriculture, automobiles, textiles, plastics, lubricants, petrochemicals, construction, recreation, mining, paper, packaging, home furnishings and appliances. For the 1999 fiscal year, we had pro forma net sales of $3.4 billion, total assets of $3.7 billion and basic and diluted earnings per share of $0.60 and $0.59, respectively. We have approximately 9,000 employees and an equity market capitalization as of March 2, 2000 of approximately $1.2 billion.

PRODUCTS.

      Our two primary businesses are Polymer Products and Specialty Products.

Polymer Products

      Our polymer products business includes the following segments: polymer additives, polymers and polymer processing equipment.

      Our polymer additives segment includes plastic additives, rubber chemicals and urethane chemicals. The plastic additives business provides PVC manufacturers with additives that make processing easier and extend the life of products. Also included in this business are polymerization inhibitors that reduce the cost of styrene production, antioxidants, foaming agents and polymer modifiers. Our rubber chemicals also extend the life of rubber products by providing protection from exposure to oxygen and ozone. Other rubber chemical products include vulcanization accelerators and foaming agents used to make sponge rubber. Our urethane chemicals are used in a wide range of products, including polyester foams, systems used in polyurethane shoe soles and polyurethane dispersions used by fiberglass, glove and other manufacturers. Our urethane chemicals business includes our own urethane chemical products, as well as those produced by our 53% owned Baxenden joint venture. These chemicals are sold predominantly to producers of urethane cast elastomers, urethane foam, shoe sole and textile manufacturers.

      Our polymers segment includes EPDM (an ethylene-propylene-diene-monomer rubber polymer referred to as "crackless" rubber used in applications that require resistance to sunlight and ozone, such as single-ply roofing, hoses, electrical insulation, and tire sidewalls) and our interest in a joint venture which produces Paracril (an oil-resistant rubber used in products that are exposed to oil). We are the largest North American producer of EPDM. Our polymers business also includes Adiprene/Vibrathane castable urethane prepolymers used in solid industrial tires, printing rollers, industrial rolls, abrasion-resistant mining products, mechanical goods and a variety of sports equipment and other consumer items.

      Our polymer processing equipment segment is conducted primarily under the Davis-Standard brand name and its offerings include plastic and rubber extruders, industrial blow molding equipment, electronic controls and integrated extrusion systems, as well as specialized service and modernization programs for in-place polymer processing systems.

Specialty Products

      Our specialty products business includes the following segments: organosilicones, crop protection and other specialty products. Our organosilicones segment is a leader in the fluids and chemical specialties segment of the silicone industry. Our silanes business provides coupling agents that aid in the production of a variety of products, including fiberglass and thermoplastics. That business also provides additives used in coatings, such as clear coat finishes in automobiles, and as silica-based replacements for the carbon black typically used in tire manufacturing. The urethane additives business provides catalysts and surfactants that help our customers produce polyurethane foam. The specialty fluid business provides similar products for use in non-polyurethane foam applications.

      Our crop protection segment includes specialty actives, which consist of a wide variety of crop protection chemicals used in fungicides, miticides, insecticides, growth regulants and herbicides; our interest in Gustafson LLC, a seed treatment joint venture; and industrial surfactants, which are used primarily in formulating the delivery system for herbicides.

      Other specialty products include petroleum additives, refined products, glycerine and fatty acids, and colors. Petroleum additives encompasses a broad line of additives used in the manufacture of numerous plastic and petroleum-related products, including Synton PAO, a synthetic lubricant used in gear oils. Refined products consists of white oils, pharmaceutical grade petroleum jellies, petrolatum, refrigeration oils and cable filling compounds. The majority of our glycerine and fatty acid production is consumed in our polymer additives business with the remainder sold to third party customers in the personal care and plastics markets. The colors business produces industrial dyes, which are used in the paper, leather and ink industries.

RECENT DEVELOPMENTS.

Name Change

      On April 25, 2000, the shareholders of the Company approved the Company's changing of its name to Crompton Corporation.

First Quarter Results

      On April 25, 2000, the Company announced first quarter 2000 net earnings of $29.7 million, or 26 cents per share.

      First quarter net sales of $769.0 million declined 2 percent from adjusted sales of $784.3 million in the first quarter of 1999, primarily due to lower performance in the polymer processing equipment business and negative foreign currency impact. Likewise, operating profit of $78.2 million was $5.6 million or 7 percent less than adjusted 1999 operating profit. Excluding the impact of lower polymer processing equipment results and foreign currency impact, sales and operating profit for the quarter increased by 3 percent and 6 percent, respectively.

      During the first quarter, the Company issued $600 million of old notes. Of this amount, the Company swapped $300 million into a variable rate contract with a current coupon of 7.5 percent.

      Also during the quarter, the Company announced two major strategic initiatives as part of its e-commerce strategy. The Company, along with 25 other well known industry leaders, became an equity investor and charter member of ChemConnect, the largest global internet exchange for chemicals and plastics. In addition, the Company became an initial investor and founding member of ElastomerSolutions.com, an e-commerce marketplace devoted to the elastomer industry.

      On April 19, 2000, the Company announced that it was exploring strategic alternatives, including possible sale, for its Refined Products business. The business produces and markets highly refined hydrocarbon products and had sales in excess of $230 million in 1999.

      First quarter operating results for CK Witco's reporting segments are summarized below.

      Polymer Products

      Polymer additives sales of $257.8 million were essentially unchanged from adjusted first quarter 1999 sales of $258.3 million. Plastic additives sales increased 2 percent, despite a negative foreign currency impact of 5 percent, primarily due to continuing high demand for PVC. Rubber chemicals sales decreased eight percent primarily as a result of lower pricing. Urethane chemicals sales rose 5 percent primarily due to greater demand, partially offset by negative foreign currency translation of 3 percent. Operating profit of $22.3 million was down 2 percent from an adjusted $22.8 million in 1999 primarily as a result of lower selling prices in rubber chemicals.

      Polymers sales of $81.4 million increased 3 percent from $78.7 million in the first quarter of 1999. EPDM sales were up 1 percent primarily as a result of higher pricing, reflecting a partial recovery of increased raw material costs. Urethane sales rose 6 percent primarily due to greater demand attributable to continuing growth of U.S. industrial production and strong sales to golf ball manufacturers. Operating profit of $19.3 million decreased 13 percent from an adjusted $22.3 million in the prior year primarily due to higher EPDM raw material costs and start-up costs at our new nitrile rubber joint venture facility in Mexico.

      Polymer processing equipment sales of $69.1 million declined 22 percent from $88.1 million in the first quarter of 1999. The decrease was primarily due to the recent down cycle which the plastics machinery market has experienced over the last three quarters. Operating profit of $4.3 million was $6.9 million behind 1999 primarily due to the decline in sales volume. While shipments did not recover to last year's level, orders rebounded with the backlog reaching a record $131 million, up 16 percent from year-end 1999.

      Specialty Products

      OrganoSilicones sales of $127.0 million increased 10 percent from first quarter 1999 adjusted sales of $115.0 million. The business benefited from improved demand and market share in key markets such as "greentyre," automotive clearcoat and personal care, partially offset by negative foreign currency impact of two percent. Silane sales reached record levels on the strength of continued "greentyre" growth. Operating profit of $21.8 million was 36 percent above an adjusted $16.0 million in the first quarter of 1999, reflecting the higher sales volume and cost reductions.

      Crop protection sales of $105.5 million were 3 percent below an adjusted $108.3 million in the first quarter of 1999. Prior year sales were bolstered by a heavy mite infestation in Australia. Operating profit of $24.0 million was 15 percent behind the first quarter of 1999 primarily due to the sales decline and an unfavorable product mix which included higher sales of surfactants and lower active ingredients sales.

      Other sales of $131.7 million decreased 3 percent from adjusted first quarter 1999 sales of $135.8 million. Petroleum additives sales declined 2 percent primarily due to lower volume, much of which was associated with the closure of the Gretna manufacturing facility. Refined Products sales were down 5 percent of which 3 percent related to negative foreign currency translation. Industrial colors sales rose 6 percent primarily due to continued strength and increased market share in the paper market. Glycerine/fatty acids sales declined 4 percent. Operating profit of $7.0 million was 12 percent lower than the adjusted $8.0 million in the first quarter of 1999 primarily due to the decline in sales volume and higher raw material costs.

      The Company is a $3.1 billion global producer and marketer of polymer and specialty chemical products serving a wide range of customers.

CONSOLIDATED STATEMENTS OF EARNINGS
First quarter ended 2000 and 1999
(In thousands of dollars, except per share data)


                                                          FIRST QUARTER
                                                   -----------------------------
                                                                       ADJUSTED
                                                 2000         1999      1999(A)
                                                 ------      ------   ---------



Net Sales.................................      $769,018    $396,292   $784,291
Cost of products sold.....................       517,716     247,295    521,480
Selling, general and admin................       112,444      60,590    116,423
Depreciation and amortization.............        45,764      18,837     42,808
Research and development..................        22,442      11,308     26,818
Equity (income) loss......................        (7,545)     (7,055)    (7,055)
Operating profit before special gain......        78,197      65,317     83,817
Interest expense..........................        28,221      13,154
Other expense (b).........................         1,349       1,354
Earnings before income taxes and special gain     48,627      50,809
Income taxes (b)..........................        18,954      18,419

Earnings before after-tax special gain....        29,673      32,390
Gain on sale of specialty ingredients business         -      26,813
Net earnings..............................       $29,673     $59,203

Basic earnings per common share
Earnings before special gain..............         $0.26       $0.48
Net earnings..............................         $0.26       $0.87
Weighted avg shares outstanding...........       114,334      67,717

Diluted earnings per common share
Earnings before special gain..............         $0.26       $0.47
Net earnings..............................         $0.26       $0.86
Weighted avg share outstanding............       116,149      69,219

------------
(a)Adjusted 1999 includes the impact of the September 1, 1999 merger of Crompton & Knowles Corporation and Witco Corporation as if it had occurred at the beginning of 1999, and excludes the impact of the August 31, 1999 sale of a significant portion of the oleochemicals and derivatives business and the divestiture of the textile colors business at the end of 1999.

(b)Other expense and income taxes exclude the gain on the sale of the specialty ingredients business which was sold on the first day of 1999 and is shown separately above.




SEGMENT SALES AND OPERATING PROFIT
First quarter ended 2000 and 1999
(In thousands of dollars)                                  FIRST QUARTER
                                                   -----------------------------
                                                                       ADJUSTED
                                                   2000        1999     1999(A)
                                                   ------     ------   ---------

NET SALES
Polymer Products

  Polymer Additives.......................      $257,833     $99,745  $258,322
  Polymers................................        81,416      78,735    78,735
  Polymer Processing Equipment............        69,081      88,147    88,147
  Eliminations............................        (3,544)         -        -
                                                --------     --------  --------
                                                 404,786     266,627   425,204

Specialty Products

  OrganoSilicones.........................       127,035           -   114,989
  Crop Protection.........................       105,462      65,718   108,253
  Other...................................       131,735      63,947   135,845
                                                --------     --------  --------
                                                 364,232     129,665   359,087

   Total net sales........................      $769,018    $396,292  $784,291


OPERATING PROFIT
Polymer Products

  Polymer Additives.......................       $22,337     $12,477   $22,764
  Polymers................................        19,319      22,303    22,303
  Polymer Processing Equipment............         4,252      11,169    11,169
                                                --------     --------  --------
                                                  45,908      45,949    56,236


Specialty Products

  OrganoSilicones.........................        21,768         -      15,963
  Crop Protection.........................        23,977      23,137    28,079
  Other...................................         7,034       6,947     8,009
                                                --------     --------  --------
                                                  52,779      30,084    52,051

  General corporate expense including            (20,490)    (10,176)  (24,470)
  amortization............................

  Total operating profit before special gain     $78,197     $65,317   $83,817

-------------
(a)Adjusted 1999 includes the impact of the September 1, 1999 merger of Crompton & Knowles Corporation and Witco Corporation as if it had occurred at the beginning of 1999, and excludes the impact of the August 31, 1999 sale of a significant portion of the oleochemicals and derivatives business and the divestiture of the textile colors business at the end of 1999.

CONSOLIDATED BALANCE SHEET
March 31, 2000 and December 31, 1999
(In thousands of dollars)

                                              March 31,       December 31,
                                                2000              1999
                                              ----------      ------------
ASSETS

  CURRENT ASSETS
  Cash....................................       $19,038         $10,543
  Accounts receivable.....................       424,956         411,536
  Inventories.............................       546,394         523,363
  Other current assets....................       174,044         174,311
   Total current assets...................     1,164,432       1,119,753

  NON-CURRENT ASSETS
  Property, plant and equipment...........     1,245,406       1,262,345
  Cost in excess of acquired net assets...       960,602         969,625
  Other assets............................       344,887         374,895
                                                --------       ---------
                                              $3,715,327      $3,726,618

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable...........................       $41,807         $81,162
  Accounts payable........................       286,504          33,591
  Accrued expenses........................       385,776         422,252
  Income taxes payable....................        96,525         121,366
  Other current liabilities...............        30,906          22,599
   Total current liabilities..............       841,518         977,970

  NON-CURRENT LIABILITIES
  Long-term debt..........................     1,494,696       1,309,812
  Post-retirement health care liability...       214,235         216,797
  Other liabilities.......................       431,076         462,127

  STOCKHOLDERS' EQUITY
  Common Stock............................         1,194           1,191
  Additional paid-in capital..............     1,051,809       1,047,518
  Accumulated deficit.....................      (176,408)       (200,374)
  Accumulated other comprehensive income..       (72,733)        (61,238)
  Treasury stock at cost..................       (70,060)        (27,185)
   Total stockholders' equity.............       733,802         759,912
                                               ---------       ----------
                                              $3,715,327      $3,726,618

CONSOLIDATED STATEMENTS OF CASH FLOWS
First quarter ended 2000 and 1999
(In thousands of dollars)                           FIRST QUARTER
                                                --------------------------
                                                 2000            1999
                                                ---------       --------
Increase (decrease) to cash

CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings...........................       $29,673         $59,203
  Adjustments to reconcile net
  earnings to net cash used in
  operations:
  Gain on sale of specialty ingredients..             -         (42,060)
  Depreciation and amortization..........        45,764          18,837
  Equity income..........................        (7,545)         (7,055)
  Changes in assets and liabilities, net.       (58,946)        (82,102)
  Net cash (used in) operations..........         8,976         (53,177)

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of specialty                     -         103,000
  ingredients............................
  Capital expenditures...................       (29,858)        (12,471)
  Merger related expenditures............       (39,657)              -
  Other investing activities.............       (16,977)          1,862
  Net cash (used in) provided by investing      (86,492)         92,391
  activities.............................

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds on senior notes...............       593,754               -
  (Payments) proceeds on long-term and
  short-term borrowings..................      (445,573)         34,107
  Repurchase of accounts receivable......       (13,776)              -
  Treasury stock acquired................       (43,463)        (67,516)
  Dividends Paid.........................        (5,707)              -
  Other financing activities.............           858             169
  Net cash provided by (used in) financing       86,093         (33,240)
  activities.............................

CASH

  Effect of exchange rates on cash.......           (82)            160
  Change in cash.........................         8,495           6,134
  Cash at beginning of period............        10,543          12,104
  Cash at end of period..................       $19,038         $18,238

                     SUMMARY OF TERMS OF THE EXCHANGE OFFER

      On March 7, 2000, we completed the private offering of the old, unregistered 8 1/2% senior notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and agreed to use our reasonable best efforts to complete the exchange offer within 180 days after the date of original issuance of the old notes. You are entitled to exchange in the exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except:

     o    the exchange notes have been registered under the Securities Act;

     o the exchange notes are not entitled to some registration rights which are applicable to the old notes under the exchange and registration rights agreement; and

     o contingent interest rate provisions, except for those relating to our failure to keep effective a shelf registration statement, are no longer applicable.

The Exchange Offer.....     We are offering to exchange up to $600,000,000
                            aggregate principal amount of old notes for up to $600,000,000 aggregate principal amount of exchange notes.

Resale.................     Based on an interpretation by the staff of the SEC
                            set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are an "affiliate" of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

                            Each participating broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

                            Any holder of old notes who:
                            o is a broker-dealer that acquired the old notes from us;
                            o     is our affiliate;
                            o     does not acquire exchange notes in the
                                  ordinary course of its business; or
                            o     tenders in the exchange offer with the
                                  intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC stated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration of the           The exchange offer will expire at 5:00 p.m., New
  Exchange Offer;           York City time, on [expiration date], 2000, or a
  Withdrawal of Tender....  later date and time to which we extend it.  We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes pursuant to the exchange offer at any time before expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the           The exchange offer is subject to customary
  Exchange Offer.......     conditions, which we may waive.  Please read the
                            section under the caption "The Exchange
                            Offer-Conditions" of this prospectus for more information regarding the conditions to the exchange offer.

Procedures for Tendering    If you wish to participate in the exchange offer,
 Outstanding Notes.....     you must:

                            o complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal; and

                            o   mail or otherwise deliver the letter of
                                transmittal, or a facsimile of the letter of transmittal, together with your old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

                            If you hold old notes through The Depository Trust Company and wish to participate in the exchange offer, you must comply with DTC's Automated Tender Offer Program procedures, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

                            o you acquired your old notes in the ordinary course of your business;

                            o you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

                            o if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes; and

                            o you are not an "affiliate," as defined in Rule 405 of the Securities Act, of us or, if you are an affiliate, that you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for      If you are a beneficial owner of old notes that are
  Beneficial Owners....     registered in the name of a broker, dealer,
                            commercial bank, trust company or other
                         nominee, and you want to tender old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed before expiration of the exchange offer.

Guaranteed Delivery      If you wish to tender your old notes and your old notes
  Procedures..........   are not immediately available or you cannot deliver
                         your old notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC's
                         Automated Tender Offer Program, before expiration of the exchange offer, you must tender your old notes according to the guaranteed delivery procedures set forth under the caption "The Exchange Offer-Guaranteed delivery procedures."

Effect on Holders of     By making the exchange offer and by accepting for
  Outstanding Notes..... exchange all validly tendered old notes under the exchange offer, we have fulfilled a covenant contained in the registration rights agreement. Accordingly, there will be no increase in the interest rate on the old notes under the circumstances described in the registration rights agreement. If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to all the rights and subject to all the limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that terminate upon the completion of the exchange offer.

                         The trading market for old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Consequences of Failure  All untendered old notes will remain subject to the to Exchange..........  restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Federal Income Tax       The exchange of old notes for exchange notes in the
  Considerations.......  exchange offer will not be a taxable event for U.S.
                         federal income tax purposes. See "Certain U.S. Federal
                         Tax Considerations" for a more detailed description of the tax consequences of the exchange.

Use of Proceeds........  We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent.........  Citibank, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under the caption "The Exchange Offer-Exchange agent" of this prospectus.

                     SUMMARY OF TERMS OF THE EXCHANGE NOTES

Issuer.................  CK Witco Corporation

Securities Offered.....  $600,000,000 aggregate principal amount of 8 1/2%
                         Senior Notes due 2005.

Maturity...............  March 15, 2005.

Interest Payment Dates.  March 15 and September 15 of each year, commencing on September 15, 2000.

Optional Redemption....  We may redeem the notes in whole or, from time to time, in part on at least 30 but not more than 60 days prior notice mailed to DTC, at a redemption price equal to the greater of

                         o 100% of the principal amount of the notes to be redeemed and

                         o the sum of the present value of the remaining scheduled payments on the notes to be redeemed discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined) plus 25 basis points, plus accrued interest to the date of redemption. See "Description of the Exchange Notes--Optional Redemption."

Ranking................  The exchange notes are general unsecured senior obligations and:

                         o rank senior to all of our existing and future subordinated debt; and

                         o rank equally with all of our existing and future senior debt.

                         All existing and future liabilities (including trade payables) of our subsidiaries will be effectively senior to the notes. See "Description of the Exchange Notes--Ranking."

Restrictive Covenants..  We have issued the exchange notes under an indenture with Citibank, N.A., as the trustee. The indenture does, among other things, restrict our ability and the ability of our subsidiaries to:

                         o   create or assume mortgages;

                         o   enter into sale and leaseback transactions; and

                         o engage in mergers, consolidations and certain sales or leases of our properties and assets.

                         The indenture also limits our subsidiaries from incurring certain forms and amounts of indebtedness without providing a guarantee for the notes in the case of our domestic subsidiaries and, with respect to our foreign subsidiaries, a pledge of their stock.

                         See "Description of the Exchange Notes-Certain Covenants."

Absence of Established   The exchange notes are a new issue of securities,
  Market for the Notes.  and there is no established trading market for the exchange notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. The initial purchasers in the private placement of the old notes have advised us that they intend to make a market in the exchange notes and any new notes issued in exchange for the exchange notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the exchange notes or any new notes issued in exchange for the exchange notes at any time in their sole discretion. We cannot assure you that a liquid market will develop for the exchange notes.

                               * * * * *
      We are located at One American Lane, Greenwich, Connecticut 06831. Our telephone number is (203) 552-2000.

                                  RISK FACTORS

      You should carefully consider the following factors and the other information in this prospectus before deciding to exchange your old notes for exchange notes.

WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO FULLY REALIZE THE EXPECTED BENEFITS OF THE CROMPTON/WITCO MERGER OR THAT WE WILL BE ABLE TO REALIZE THOSE BENEFITS WITHIN THE EXPECTED TIME FRAME.

      We cannot assure you that the cost savings, growth opportunities or other anticipated benefits of the Crompton/Witco merger will be realized or that those benefits will be realized within the expected time frame. We also cannot assure you that costs or difficulties relating to the integration of the businesses of our predecessor companies will not be greater than anticipated. Failure to realize these benefits or encountering costs or difficulties within the expected time frame would adversely affect our cash flow and results of operations.

WE RELY ON PATENTS FOR COMPETITIVE PURPOSES.

      We own numerous U.S. and foreign patents and have patent applications pending in the United States and abroad. We believe that our patents are of material importance in the operation of our business, although we do not believe that any single patent is material in relation to our business as a whole.

      Our ability to compete effectively with other companies depends, to some extent, on our ability to maintain existing patents and to create and discover products and processes that can be protected by patents. If we are not able to maintain our patents or to create or discover products and processes that we are able to patent, our business could be materially adversely affected. There can be no assurances that:

     o we will succeed in obtaining patent protection for products or processes that we create or discover;

     o our existing patents will not be challenged, invalidated, narrowed or circumvented; or

     o the rights granted under our patents will provide proprietary protection or competitive advantages in our businesses.

OUR CROP PROTECTION BUSINESS IS SEASONAL AND COULD BE NEGATIVELY IMPACTED BY FACTORS AFFECTING THE AGRICULTURAL INDUSTRY AND BY GOVERNMENT REGULATION.

      Our crop protection business is seasonal because of the planting, growing and harvesting cycles of the agricultural industry, which impact the timing of our customers' purchases of our products. The peak quarters for our sales are usually the second and third fiscal quarters and therefore interim period operating results of the crop business reflect the seasonal nature of the business and are not indicative of results expected for the full fiscal year.

      In addition, our crop protection business faces volatility as a result of a number of other factors, including weather patterns and field conditions, current and projected grain stocks and prices, and the agricultural policies of the United States and foreign governments. These factors can negatively impact production in the agricultural industry and thereby reduce the demand for our crop protection products. The results of operations or cash flows of our crop business may be adversely affected by these factors in any given period.

      Furthermore, our crop protection business faces extensive government regulation in the United States and abroad. The testing, manufacturing, and marketing of some of our crop protection products face many requirements, including, but not limited to, the requirements of the Food and Drug Administration. Among other requirements, FDA approval of our products is required before they may be marketed in the United States. Similar requirements apply in our foreign markets. FIFRA, a health and safety statute, requires that all pesticides sold or distributed in the U.S. must first be registered with the Environmental Protection Agency. The registration process requires us to demonstrate that our product will not cause unreasonable adverse effects on the environment. As a result, government regulation may prohibit the sale of some of our products or increase our operating expenses incurred in an effort to comply with those regulations.

WE ARE AN INTERNATIONAL COMPANY AND THEREFORE FACE EXCHANGE RATE AND OTHER
RISKS.

      A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses, which could be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure such as entering into forwards and swaps, where available, but we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

      In addition, we have determined that if we fail to implement systems that are able to process both the Euro and participating countries' national currencies, we might experience disruptions to operations including a temporary inability to process transactions, send invoices or engage in normal business activities. Alleviating these problems with manual processing could cause delays in our normal business activities. Delays and disruptions could adversely affect cash flow and results of operations.

      We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in diminished value of funds denominated in the currency of the country instituting a devaluation. Actions of this nature could adversely affect our earnings or cash flow.

ENVIRONMENTAL  MATTERS  COULD  HAVE  A  SUBSTANTIAL  NEGATIVE  IMPACT  ON  OUR
BUSINESS.

      We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Our operations entail the risk of violations of those laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We cannot assure you that we have been or will be at all times in compliance with all of these requirements.

      In addition, these requirements, and enforcement of these requirements, may become more stringent in the future. Although we cannot predict the ultimate cost of compliance with any such requirements, the costs could be material. Non-compliance could subject us to material liabilities, such as government fines, third-party lawsuits or the suspension of non-compliant operations. We may also be required to make significant site or operational modifications at substantial cost. Future developments could also restrict or eliminate the use of or require us to make modifications to our products, which could have a significant negative impact on our cash flow and results of operations.

      At any given time, we are involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions involving potential environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. We cannot assure you that the resolution of these environmental matters will not have a material adverse effect on our results of operations or cash flow.

ABSENCE OF PUBLIC MARKET FOR THE EXCHANGE NOTES; RESTRICTIONS ON TRANSFER.

      No trading market exists for the exchange notes, and there can be no assurance regarding the future development of a market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may find it difficult or impossible to resell their exchange notes. Although the initial purchasers have advised us that they currently intend to make a market in the exchange securities, they are not obligated to do so and may discontinue such market-making activity at any time without notice. Accordingly, there can be no assurance that a market will develop for the exchange securities, or as to the liquidity of any market that does develop. The liquidity of any market for the exchange notes will depend upon the number of holders of exchange notes, the interest of securities dealers in making a market in the exchange notes and on other factors.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. We have based these forward-looking statements on our current assumptions, expectations and projections about future events. When used in this prospectus, the words "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements speak only as of the date of this prospectus. Neither we nor the initial purchasers undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct or that savings or other benefits anticipated in the forward-looking statements will be achieved. Important factors, some of which may be beyond our control, that could cause actual results to differ materially from management's expectations ("cautionary statements") are disclosed in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and under "Risk Factors." Prospectus purchasers are cautioned not to place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. See "Risk Factors." These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     o    our anticipated cash flow, sales and earnings growth strategies,

     o    our intention to introduce new products,

     o    future expenditures for capital projects, and

     o    our ability to continue to control costs and maintain quality.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

      We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to use our reasonable best efforts to file a registration statement relating to an offer to exchange the old notes for exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer to be consummated within 180 days following the original issue of the old notes. The exchange notes have terms substantially identical to the old notes except that the exchange notes do not contain terms with respect to transfer restrictions, registration rights and additional interest for our failure to observe obligations in the registration rights agreement. The old notes were issued on March 2, 2000.

      Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and keep the statement effective for up to two years after the original issue of the old notes. These circumstances include:

     o if we are not permitted to effect the exchange offer because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC;

     o if for any other reason the exchange offer registration statement is not declared effective within 150 days following the original issue of the notes or the exchange offer is not consummated within 180 days after the original issue of the notes;

     o upon the request of any initial purchaser of the old notes, but only with respect to any old notes not eligible for exchange in the exchange offer if the prospectus included in the exchange offer registration statement is not available for resales; or

     o if any holder of the old notes is not permitted by any law or applicable interpretations by the staff of the SEC to participate in the exchange offer or does not receive fully tradeable exchange notes pursuant to the exchange offer and if the prospectus included in the exchange offer registration statement is not available for resales.

      If we fail to comply with our obligations under the registration rights agreement, we may be required to pay additional interest to holders of the old notes. Please read the section captioned "Exchange Offer; Registration Rights" for more details regarding the registration rights agreement.

RESALE OF EXCHANGE NOTES

      Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     o the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act;

     o the exchange notes are acquired in the ordinary course of the holder's business; and

     o the holder does not intend to participate in a distribution of the exchange notes.


                                       17-

      Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

     o cannot rely on the position of the staff of the SEC set forth in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

     o must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus may be used for an offer to resell, a resale or another retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The Letter of Transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of exchange notes.

TERMS OF THE EXCHANGE OFFER

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer.

      The form and terms of the exchange notes are substantially identical to the form and terms of the old notes except that the exchange notes:

     o    are registered under the Securities Act;

     o    do not bear legends restricting their transfer; and

     o do not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement.

      The exchange notes evidence the same debt as the old notes. The exchange notes are issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, both series will be treated as a single class of debt securities under that indenture. For a description of the indenture, see "Description of Exchange Notes."

      The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

      As of the date of this prospectus, $600 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

      We are conducting the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes.

      We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering the exchange notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "--Conditions."

      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled "--Fees and expenses" below for more details regarding fees and expenses incurred in the exchange offer.

EXPIRATION OF THE EXCHANGE OFFER; EXTENSIONS; AMENDMENTS

      The exchange offer will expire at 5:00 p.m., New York City time, on [expiration date], 2000, unless, in our sole discretion, we extend it.

      In order to extend the exchange offer, we will notify the exchange agent by oral or written notice of any extension, followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

CONDITIONS

      Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

     o the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

     o any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

      In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

     o the representation that all exchange notes to be received by it shall be acquired in the ordinary course of its business and that at the time of the consummation of the exchange offer it shall have no arrangement or understanding with any person to participate in the distribution (within the meaning of the 1933 Act) of the exchange notes and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form S-4 under the 1933 Act available;

     o    the representations described under "--Procedures for tendering"; and

     o any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, the notice of extension will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

      In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

PROCEDURES FOR TENDERING

      Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

     o complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

     o comply with DTC's Automated Tender Offer Program procedures described below.

      In addition, either:

     o the exchange agent must receive old notes along with the letter of transmittal; or

     o the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of old notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

     o the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "--Exchange agent" before expiration of the exchange offer.

      The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE HOLDER'S ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, HOLDERS SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE EXPIRATION OF THE EXCHANGE OFFER. HOLDERS SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR OLD NOTES TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR THEM.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

     o make appropriate arrangements to register ownership of the old notes in the owner's name; or

     o obtain a properly completed bond power from the registered holder of old notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes are tendered:

     o by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     o    for the account of an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

     o DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

     o the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

     o    the agreement may be enforced against the participant.

      We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until any defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which those defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

     o old notes or a timely book-entry confirmation that old notes have been transferred into the exchange agent's account at DTC; and

     o a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

      By signing the letter of transmittal, each tendering holder of old notes represents to us that, among other things:

     o any exchange notes that the holder receives will be acquired in the ordinary course of its business;

     o the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

     o if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

     o if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see "Plan of Distribution"); and

     o the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

BOOK-ENTRY TRANSFER

      The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

      Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program before expiration of the exchange offer may tender if:

     o    the tender is made through an eligible institution;

     o before expiration of the exchange offer, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

     o setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

     o    stating that the tender is being made by guaranteed delivery; and

     o guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     o the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

      Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

      For a withdrawal to be effective:

     o the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at one of the addresses set forth below under "-Exchange agent"; or

     o holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

      Any notice of withdrawal must:

     o specify the name of the person who tendered the old notes to be withdrawn;

     o identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and,

     o where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

     o    the serial numbers of the particular certificates to be withdrawn; and

     o a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

      If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder, or in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under "--Procedures for tendering" above at any time on or before expiration of the exchange offer.

EXCHANGE AGENT

      Citibank, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

                                 Citibank, N.A.
                           111 Wall Street, 5th Floor
                               New York, NY 10005
                     Attn: Global Agency and Trust Services

           By Facsimile Transmission (for Eligible Institutions Only):

                                 Citibank, N.A.
                                 (212) 825-3483
                     Attn: Global Agency and Trust Services

         To Confirm by Telephone or for Information Call: (800) 422-2066

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

FEES AND EXPENSES

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include:

     o    SEC registration fees;

     o    fees and expenses of the exchange agent and trustee;

     o    accounting and legal fees; and

     o    printing and mailing costs.

TRANSFER TAXES

      We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

     o certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

     o tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

     o a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

      If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

ACCOUNTING TREATMENT

      We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

OTHER

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the exchange offer.

                                 CAPITALIZATION

      The following sets forth the capitalization of our company as of December 31, 1999, on an as adjusted basis to reflect the sale of the old notes and $25,000,000 principal amount of Floating Rate Notes due 2001 and the application of the net proceeds from their sale.

                                                      AS OF DECEMBER 31, 1999
                                                          AS ADJUSTED
                                                     ------------------------
                                                     (in thousands, except
                                                          share data)
Long-term debt (including current portion):
Senior Notes offered hereby, net of discount of
$2,646..............................................       597,354
Floating Rate Notes due 2001........................        25,000
364-Day Senior Unsecured Revolving Credit Facility..            --
Five year Senior Unsecured Credit Facility..........       112,246
6.6% Notes due 2003.................................       159,248
6.125% Notes due 2006...............................       135,499
6.875% Debentures due 2026..........................       122,515
7.75% Debentures due 2023...........................       108,304
AIBOR plus 0.5925% Bank Loans due 2003..............        54,364
AIBOR plus 1.725% Bank Loan due 2003................        11,934
5.85% Bonds due 2023................................         9,279
Variable Rate Bond due 2014.........................         8,500
8.2% Bank Loan due 2006.............................         7,501
Capital lease obligation............................         6,629
Other...............................................         6,039
    Total long-term debt............................    -----------
                                                         1,364,412
                                                        -----------

Shareholders' equity
Common stock, $0.01 par value
  (500,000,000 shares authorized and 119,071,693
  shares issued)....................................         1,191
Additional paid-in capital..........................     1,047,518
Accumulated deficit.................................      (200,374)
Accumulated other comprehensive loss................       (61,238)
Treasury stock, at cost.............................       (27,185)
                                                        ------------

    Total shareholders' equity......................       759,912
                                                        ------------
    Total capitalization............................
                                                        $2,155,486
                                                        ============
                                                     ----------------------
                                                     ----------------------

               SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

      The following tables contain selected historical financial and operating data of CK Witco, Crompton and Witco as of the dates and for the periods indicated. You should read the following data together with the other historical information and statements (including related notes) of CK Witco incorporated by reference in this prospectus. Please also read "Capitalization."

      CROMPTON AND CK WITCO HISTORICAL FINANCIAL AND OPERATING DATA (1)

      The Crompton and CK Witco historical financial data as of and for each of the years in the five-year period ended December 31, 1999 have been derived from audited financial statements of the Company.

                                                   YEARS
                                                   ENDED
                                                   -----

                           DEC 30,   DEC. 28,   DEC. 27,   DEC. 26,   DEC. 31,
                            1995        1996       1997       1998       1999
                          --------   --------   --------   --------   --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT
OF OPERATIONS DATA:

Net sales..............$1,744,834  $1,803,969 $1,851,180 $1,796,119  $2,092,358
Interest expense.......   122,398     114,244    103,349     78,520      69,833
Earnings (loss) before
  extraordinary
  loss and cumulative
  effect of
  accounting changes...   139,922  (3)(22,054) (4)92,071 (5)183,223 (6)(159,351)
Net earnings (loss)....   131,643     (22,495)    86,829    161,755    (175,038)
EBITDA (2).............   305,540     301,212    332,134    340,394     342,549

Earnings per common share
  basic:
Earnings (loss) per common
share before extraordinary
loss and cumulative effect
of accounting changes..      2.13    (3)(0.31)   (4)1.25   (5) 2.48    (6)(1.91)
Net earnings (loss) per
  common share.........      2.01       (0.31)      1.18       2.20       (2.10)
Weighted average number of
shares outstanding.....    65,572      72,026     73,373     73,696      83,507

Earnings per common share
  diluted:
Earnings (loss) per common
share before extraordinary
loss and cumulative effect
of accounting changes..      2.11    (3)(0.31)   (4)1.22   (5) 2.42    (6)(1.91)
Net earnings (loss) per
  common share.........      1.99       (0.31)      1.15       2.14       (2.10)
Weighted average number of
  shares outstanding...    66,269      72,026     75,358     75,700      83,507

CONSOLIDATED BALANCE SHEET DATA:

Total assets........... 1,655,845   1,657,190  1,548,820  1,408,893   3,726,618
Long-term debt.........   974,156   1,054,982    896,291    646,857   1,309,812
Cash dividends declared
  per common share.....      0.52        0.27       0.05       0.05        0.10

RATIO OF EARNINGS TO
   FIXED CHARGES (7):        1.76        0.92       2.46       4.75          (8)

------------------------------

(1) Data for all periods presented represent the results of Crompton (the predecessor to CK Witco Corporation) except for the twelve months ended December 31, 1999, which also includes four months of results from the merger of Crompton and Witco.

(2) EBITDA represents operating profit plus depreciation and amortization and excludes one-time non-recurring gains and losses noted in items
     (3) through (6) below to the extent included in operating profit. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. We use EBITDA as a key internal performance measure and have included EBITDA because EBITDA may be used by certain investors as one measure of a company's ability to service its debt.

(3) Includes an after-tax charge of $68.1 million for merger and related costs and an after-tax special environmental charge of $18.5 million.

(4) Includes an after-tax special environmental charge of $9.0 million, an after-tax charge for severance and other costs of $7.8 million, and an after-tax gain of $16.8 million related to the settlement of certain post-retirement liabilities.

(5) Includes an after-tax gain of $92.1 million from the sale of a 50% interest of the seed treatment business, an after-tax charge of $21.1 million related to facility closure costs, and an after-tax charge of $5.0 million for the conversion of certain inventories from LIFO to FIFO.

(6) Includes an after-tax gain of $26.8 million related to the sale of the specialty ingredients business, an after-tax loss of $65.5 million related to the sale of the textile colors business, an after-tax charge of $20.6 million related to merger and related costs, and an after-tax charge of $195.0 million for the write-off of acquired in-process research and development.

(7)  Please see "Statement of Computation of Ratios," attached as Exhibit
     12.1 hereto.

(8)  Earnings were less than fixed charges by $119.7 million for 1999.

                WITCO HISTORICAL FINANCIAL AND OPERATING DATA

      The Witco historical financial data as of and for each of the years in the four-year period ended December 31, 1998, have been derived from the consolidated financial statements of Witco, which have been audited by Ernst & Young LLP, independent certified public accountants. The Witco historical financial data as of June 30, 1998 and 1999 and for each of the six-month periods then ended, have been derived from Witco's unaudited consolidated financial statements which, in the opinion of Witco's management, include all material adjustments necessary for a fair presentation thereof.

                                                YEARS ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                                                ------------------------                          -------------------------

                                  1995            1996            1997            1998              1998             1999
                                 ------          ------          ------          ------            ------           ------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:

Net sales.................    $1,985,077      $2,263,327      $2,187,402      $1,941,529        $1,011,676         $974,433
Interest expense..........        43,689          69,334          53,004          48,361            23,992           28,291
Earnings (loss) from
  continuing operations
  before cumulative
  effect of accounting
  change..................   (2) 100,346    (3) (247,174)     (4) 90,078      (5) 58,935        (6) 35,602       (7) 21,323
Net earnings (loss).......       104,445        (315,087)         94,877          58,935            35,602           21,323
EBITDA(1).................       263,535         298,559         325,958         245,773           141,521          129,197

Earnings per common share basic:
Earnings (loss) per common share
  from continuing operations
  before cumulative effect of
  accounting change.......      (2) 1.78       (3) (4.37)       (4) 1.58        (5) 1.02          (6) 0.62         (7) 0.37
Net earnings (loss) per
  common share............          1.85           (5.57)           1.66            1.02              0.62             0.37

Weighted average number of
  shares outstanding......        56,312          56,591          57,130          57,518            57,485           57,565

Earnings per common share diluted:
Earnings (loss) per common share
  from continuing operations
  before cumulative effect of
  accounting change.......      (2) 1.77       (3) (4.37)       (4) 1.55        (5) 1.02          (6) 0.61         (7) 0.37
Net earnings (loss) per
  common share............          1.84           (5.57)           1.63            1.02              0.61             0.37

Weighted average number of
  shares outstanding......        56,656          56,591          58,042          57,958            58,173           57,739

CONSOLIDATED BALANCE SHEET DATA:
Total assets..............     2,750,604       2,391,705       2,297,652       2,338,869         2,256,467        2,307,166
Long-term debt............       683,830         700,820         645,101         688,192           680,400          677,334
Cash dividends declared
  per common share........          1.12            1.12            1.12            1.12              0.56             0.56


-------------------

(1) EBITDA represents operating profit plus depreciation and amortization and excludes one-time non-recurring gains and losses noted in items
     (2) through (6) below to the extent included in operating profit. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. We use EBITDA as a key internal performance measure and have included EBITDA because EBITDA may be used by certain investors as one measure of a company's ability to service its debt.

(2) Includes a net after-tax gain of $33.7 million related to settlements with certain insurers, an after-tax gain of $33.0 million related to the disposition of businesses, an after-tax restructuring charge of $20.6 million, and an after-tax charge of $11.0 million for environmental remediation costs and litigation.

(3) Includes an after-tax restructuring charge of $239.3 million, other after-tax charges of $71.3 million for environmental remediation costs, litigation and other matters, and a net after-tax gain of $2.6 million related to settlements with certain insurers.

(4) Includes an after-tax restructuring charge of $8.0 million, a net after-tax gain of $0.6 million related to settlements with certain insurers, and an after-tax gain of $1.2 million from the disposition of businesses.

(5) Includes after-tax restructuring credits, net of $21.1 million, an after-tax charge of $13.4 million for environmental remediation costs, litigation and other matters, and after-tax gains of $3.2 million related to the disposition of businesses and an investment.

(6) Includes an after-tax restructuring charge of $3.1 million, an after-tax gain of $2.5 million from the disposition of an investment and an after-tax gain of $0.2 million from the disposition of businesses.

(7) Includes an after-tax restructuring charge of $2.0 million and an after-tax gain of $1.3 million from the disposition of businesses.

                        DESCRIPTION OF THE EXCHANGE NOTES

     We are issuing the exchange notes under the same indenture, dated as of March 1, 2000, between us and Citibank, N.A., as trustee, under which the old notes were issued. We will provide you with a copy of the indenture upon request. The indenture contains provisions that define your rights under the exchange notes. In addition, the indenture governs our obligations under the exchange notes. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

     The following description is meant to be only a summary of the indenture. It does not restate the terms of the indenture in their entirety. We urge you to read carefully the indenture as it, and not this description, governs your rights as holders.

PRINCIPAL, MATURITY AND INTEREST

     We are initially issuing exchange notes in an aggregate principal amount of $600 million. The exchange notes will mature on March 15, 2005. We are issuing the exchange notes in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

     Each exchange note we issue will bear interest at a rate of 8 1/2% and will pay interest beginning on September 15, 2000. We will pay interest semiannually on March 15 and September 15 of each year by wire transfer in immediately available funds. Interest on the securities will accrue from the most recent date to which interest has been paid on the securities or, if no interest has been paid, from March 7, 2000. We will pay interest on overdue principal or premium, if any (plus interest on such interest to the extent lawful), at the rate borne by the securities to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

PAYING AGENT AND REGISTRAR

     We will pay the principal of, premium, if any, and interest on the exchange notes at any office of ours or any agency designated by us which is located in the Borough of Manhattan, the City of New York. We have initially designated Citibank, N.A. as the Paying Agent and Registrar. The location of the Paying Agent's office is 111 Wall Street, 5th Floor, New York, New York 10005. We reserve the right, however, to pay interest by check mailed directly to holders at their registered addresses. We may appoint and change any Paying Agent, Registrar or co-registrar without notice to any security holder. We or any of our domestically incorporated subsidiaries may act as Paying Agent, Registrar or co-registrar.

     Holders may exchange or transfer their exchange notes at the location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of exchange notes. We may, however, require holders to pay any transfer tax or other similar governmental charge payable in connection with a transfer or exchange.

OPTIONAL REDEMPTION

     CK Witco may redeem the exchange notes in whole or, from time to time, in part on at least 30 but not more than 60 days prior notice mailed to DTC, at a redemption price equal to the greater of

     o    100% of the principal amount of the exchange notes to be redeemed and

     o the sum of the present value of the Remaining Scheduled Payments on the exchange notes to be redeemed discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 25 basis points, plus accrued interest to the date of redemption.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the exchange notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the exchange notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by CK Witco.

     "Comparable Treasury Price" means, with respect to any redemption date,

          o the average of the bid and asked price for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

          o if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., and Goldman, Sachs & Co. and their respective successors and, at the option of CK Witco, additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government Securities dealer in The City of New York (a "Primary Treasury Dealer"), CK Witco shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any exchange note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such exchange note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

SELECTION

     If we partially redeem exchange notes, the Trustee will select the exchange notes to be redeemed on a ratable basis, by lot or by such other method as the Trustee deems to be fair and appropriate. However, no exchange note of $1,000 in original principal amount or less will be redeemed in part. On and after the redemption date, interest will cease to accrue on exchange notes or portions of exchange notes called for redemption so long as we have deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest on, and additional amounts in respect of, the exchange notes to be redeemed.

RANKING

     The exchange notes:

          o    are general unsecured obligations of us;

          o rank equally in right of payment to all of our existing and future senior indebtedness;

          o rank senior in right of payment to all of our existing and future subordinated indebtedness.

      Although we are an operating company, we conduct some of our operations through Subsidiaries. All existing and future liabilities (including trade payables) of our Subsidiaries will be effectively senior to the exchange notes. As adjusted to reflect this offering, the offering of the Floating Rate Notes and the application of the net proceeds therefrom, as of December 31, 1999, on a consolidated basis we would have had $1.4 billion of indebtedness outstanding, and no indebtedness ranking senior to the exchange notes. As adjusted to reflect this offering and the offering of the Floating Rate Notes, as of December 31, 1999 our Subsidiaries would have had an immaterial amount of indebtedness and trade payables. The Indenture contains a covenant that will limit our subsidiaries from incurring certain forms and amounts of indebtedness without providing a guarantee for the exchange notes in the case of our domestic Subsidiaries and, with respect to our Foreign Subsidiaries, a pledge of their stock. See "--Certain Covenants-Limitation on Subsidiary Indebtedness."

CERTAIN COVENANTS

      Limitation on Mortgages. We may not create or assume and may not permit any Restricted Subsidiary other than a Foreign Subsidiary to create or assume any Mortgage of or upon any of our Principal Properties, or of or upon any income or profits therefrom, without making effective provision whereby the exchange notes will be secured by such Mortgage equally and ratably with any and all other obligations and Indebtedness secured by such Mortgage or shall be secured by a senior Mortgage, so long as any such other obligations and Indebtedness shall be so secured. However, the foregoing covenant will not apply to any of the following:

     (a) the creation of any Mortgage on any after-acquired property, contemporaneously with the acquisition or within 270 days thereafter, to secure or provide for the payment of any part of the purchase price of such property, or the assumption by us or any Restricted Subsidiary of any Mortgage upon any after-acquired property existing at the time such property is acquired, except to the extent that the principal amount of any Indebtedness secured by any such Mortgage created or assumed exceeds the cost to us or the Restricted Subsidiary, as the case may be, of the property covered by such Mortgage (including, in the case of the assumption of such Mortgage, the principal amount of the Indebtedness secured by such Mortgage), or the fair value (if and as determined by our Board of Directors) of such property at the time the Mortgage is created or assumed, whichever is less;

     (b) any Mortgage on any property acquired by us or any Restricted Subsidiary existing at the time of such acquisition and any Mortgage executed by any corporation or other entity acquired by us or any Restricted Subsidiary and exclusively securing any Indebtedness in a principal amount existing at the time of such acquisition, and, in each case, not assumed by us or any Restricted Subsidiary;

     (c) any Mortgage executed (i) by any Restricted Subsidiary and exclusively securing any Indebtedness incurred by such Restricted Subsidiary to us or to one or more other Restricted Subsidiaries or (ii) by CK Witco and exclusively securing any Indebtedness incurred by CK Witco to any Restricted Subsidiary;

     (d) the creation of one or more Mortgages for the sole purpose of extending, renewing, refinancing or refunding in whole or in part one or more of the Mortgages referred to in the preceding clauses (a), (b) or (c) or one or more of the Mortgages existing on March 7, 2000 on any of our assets or the assets of a Restricted Subsidiary or one or more Mortgages permitted by this paragraph. However, the aggregate principal amount of Indebtedness secured by any such extending, renewal, refinancing or refunding Mortgage shall not exceed the aggregate amount of Indebtedness secured by the Mortgage or Mortgages being extended, renewed, refinanced or refunded at the time of such extension, renewal, refinancing or refunding and that such extending, renewal, refinancing or refunding Mortgage shall be limited to: all or any part of the same property (and improvements on the property) which secured the Mortgage extended, renewed, refinanced or refunded or in the case of a simultaneous extension, renewal, refinancing or refunding of one or more Mortgages on contiguous property (and improvements on the property), all or any part of the same contiguous property which secured the Mortgage extended, renewed, refinanced or refunded. However, in the case of any extension, renewal, refinancing or refunding of any Mortgage of the type described in (c) above or in this clause (d), neither we nor any Restricted Subsidiary (other than the Restricted Subsidiary whose property is subject thereto) that has not theretofore assumed the Indebtedness secured thereby shall assume any Indebtedness secured by such extending, renewal, refinancing or refunding Mortgage;

     (e) liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith;

     (f) liens in favor of the United States of America, or any state or subdivision thereof, or any other county or subdivision thereof where we or any Restricted Subsidiary may transact any of its business, or any governmental agency, to the extent required in the ordinary course of business;

     (g) liens for taxes or assessments or governmental charges or levies, if such taxes, assessments, governmental charges or levies shall not at the time be due and payable, or if the same thereafter can be paid without penalty, or if the same are being contested in good faith by appropriate proceedings;

     (h) pledges or deposits to secure payment of worker's compensation or insurance premiums, or in connection with tenders, bids or contracts (other than contracts for the payment of money) or leases, deposits to secure surety, appeal or performance bonds, pledges or deposits in connection with contracts made with or at the request of the United States of America or any state or any agency of the United States or any such state, and pledges or deposits for purposes similar to any of the above in the ordinary course of business;

     (i) liens created by or resulting from any litigation or legal or administrative proceeding which at the time is currently being contested in good faith by appropriate proceedings;

     (j) leases made or existing (i) on property in the ordinary course of business or (ii) on individual properties subject to the lease having a value of less than $1 million per property or $25 million in the aggregate;

     (k) landlords' liens on property held under lease;

     (l) liens incurred in the ordinary course of business with respect to obligations that (i) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (ii) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by CK Witco or any of its Restricted Subsidiaries;

     (m) liens with respect to Permitted Subsidiary Indebtedness incurred pursuant to the seventh, eighth and tenth bullet points of the definition of Permitted Subsidiary Indebtedness;

     (n) any Mortgage securing Indebtedness, the net proceeds of which are promptly deposited to defease the Securities as described under "Defeasance and Covenant Defeasance;" and

     (o) any Mortgage created pursuant to and in compliance with the provisions under "--Sales of Accounts Receivable."

      Notwithstanding the foregoing limitation on Mortgages, we or any Restricted Subsidiary may grant easements for ingress and egress over property owned by us or such Restricted Subsidiary in favor of the United States or any state (or any instrumentality of either) as is necessary to permit the attachment or removal of any equipment or other property designed primarily for the purpose of pollution control, solid waste and waste water treatment and with respect to which we or any Restricted Subsidiary may have granted a lien or transferred title to such government or governmental agency under any exception to the limitation on mortgages or the limitation on sale and leaseback transactions described below in connection with the financing of such anti-pollution equipment or other property. However, any such Mortgage on such anti-pollution equipment or property does not apply to any other property owned by us or any Restricted Subsidiary and any such transfer of title to such anti-pollution equipment or property does not include transfer of title to any other property theretofore owned by us or any Restricted Subsidiary.

      The sale or other transfer of oil, gas or other minerals in place for a period of time until, or in an amount such that, the transferee will realize from the sale or transfer a specified amount (however determined) of money for such minerals, or the sale or other transfer of any other interest in property of the character commonly referred to as a production payment will not be deemed to create any Mortgage upon any of our assets or the assets of any Restricted Subsidiary.

      If at any time CK Witco or any Restricted Subsidiary shall create or assume any Mortgage not excepted from this limitation on Mortgages as above provided, and not exempted under "--Exempted Indebtedness," CK Witco will promptly deliver to the Trustee (1) an officers' certificate stating that the covenant of CK Witco contained in the first paragraph of the foregoing limitation on Mortgages has been complied with, and (2) an opinion of counsel stating that, in the opinion of such counsel, such covenant has been complied with and that any instruments executed by CK Witco in performance of such covenant comply with the requirements thereof.

      In the event that CK Witco shall hereafter secure the exchange notes equally and ratably with, or senior to, any other obligation or Indebtedness pursuant to the provisions of this limitation on Mortgages, the Trustee is authorized to enter into an amendment to the Indenture or agreement supplemental thereto and to take such action, if any, as it may deem advisable to enable it to enforce effectively the rights of the holders of the exchange notes so secured equally and ratably with such other obligation or Indebtedness. The Trustee shall be entitled to receive an opinion of counsel as conclusive evidence that any amendment hereto or action taken equally and ratably to secure the exchange notes complies with the provisions of this limitation on Mortgages. In the event that CK Witco or any Restricted Subsidiary shall be entitled in accordance with the provisions of the Indenture to a release of any Mortgage granted to secure the exchange notes, the Trustee is hereby authorized to take such action and execute and deliver such documents and instruments as CK Witco or such Restricted Subsidiary may request to implement and evidence the release of such Mortgage.

      Subject to the provisions under "--Limitation on Sale and Leaseback Transactions," nothing herein contained shall be deemed to prevent CK Witco or any Restricted Subsidiary from selling any property with the intention of taking back a lease of such property.

      The foregoing limitation on Mortgages is subject to the provision for "Exempted Indebtedness" described below.

      Limitation on Sale and Leaseback Transactions. We may not, nor may we permit any Restricted Subsidiary, other than a Foreign Subsidiary, to enter into any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property (except for temporary leases of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by us or such Subsidiary to such person unless either we or the Restricted Subsidiary would be permitted under "--Limitation on Mortgages" to incur Indebtedness secured by a Mortgage on the property to be leased equal in amount to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the exchange notes; or we apply an amount at least equal to the net proceeds of such sale or transfer or the fair value of such property as determined by the Board of Directors, whichever is greater, to the redemption or retirement, within 120 days of the effective date of any such arrangement of Indebtedness which is not subordinate or junior in right of payment to the exchange notes. However, in lieu of applying such amount to such redemption or retirement of such Indebtedness, we may, within 75 days after such sale, voluntarily retire Indebtedness, excluding redemption and retirement of Indebtedness under mandatory sinking fund or mandatory prepayment provisions or by payment at maturity, and thereby reduce the amount of cash which we will be required to apply to the redemption or retirement of Indebtedness described above by an amount equal to the aggregate of the principal amount of the Indebtedness, as the case may be, so redeemed or retired.

      The foregoing limitations on sale and leaseback transactions are subject to the provision for "Exempted Indebtedness" described below.

      Exempted Indebtedness. Notwithstanding the provisions on limitations on Mortgages and sale and leaseback transactions, we and our Restricted Subsidiaries may incur Indebtedness secured by Mortgages without securing the exchange notes or may enter into sale and leaseback transactions without redeeming or retiring other Indebtedness, or we may engage in a combination of such transactions, if the sum of the aggregate amount of such otherwise prohibited Indebtedness then outstanding, and Attributable Debt relating to otherwise prohibited sale and leaseback transactions under then existing leases would not exceed 10% of Consolidated Net Tangible Assets.

      Limitation on Subsidiary Indebtedness. We will not cause or permit any Restricted Subsidiary that is not a Foreign Subsidiary, which is not a Guarantor of the exchange notes, directly or indirectly, to create, incur, assume, guarantee or otherwise in any manner become liable for the payment of or otherwise incur (collectively, "incur"), any Subsidiary Indebtedness, including any Acquired Indebtedness but excluding any Permitted Subsidiary Indebtedness, unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee of the exchange notes. We will not cause or permit any Restricted Subsidiary that is a Foreign Subsidiary (a "Foreign Restricted Subsidiary"), the stock of which is not already pledged to secure our obligations with respect to the exchange notes, directly or indirectly, to incur any Subsidiary Indebtedness, including any Acquired Indebtedness but excluding any Permitted Subsidiary Indebtedness, unless 100% of the nonvoting stock and 65% of the voting stock of such Foreign Restricted Subsidiary is pledged to secure our obligations with respect to the exchange notes (a "Foreign Stock Pledge"). Notwithstanding the foregoing, any Restricted Subsidiary may incur Subsidiary Indebtedness which would otherwise be prohibited by the restrictions hereunder if immediately thereafter, the sum (computed without double-counting) of:

          o all outstanding Subsidiary Indebtedness (excluding Permitted Subsidiary Indebtedness);

          o all outstanding obligations or Indebtedness secured by Mortgages that would be prohibited under "--Limitation on Mortgages" (without taking into account the provisions under "--Exempted Indebtedness"); and

          o all Attributable Debt relating to all then existing leases under sale and leaseback transactions which would have been prohibited by the provisions under "--Limitation on Sale and Leaseback Transactions" (without taking into account the provisions under "--Exempted Indebtedness"), does not at the time of incurrence thereof exceed 10% of Consolidated Net Tangible Assets.

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Subsidiary Indebtedness described in the definition of Permitted Subsidiary Indebtedness, we shall, in our sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

      Notwithstanding anything in the foregoing to the contrary, any Guarantee by a Restricted Subsidiary or a Foreign Stock Pledge with respect to the exchange notes shall provide by its terms that it, and any liens securing the same, shall be automatically and unconditionally released and discharged upon:

          o any sale, exchange or transfer, to any person of all of CK Witco's equity interests in, or all or substantially all the assets of, such Restricted Subsidiary, which transaction is in compliance with the terms of the Indenture and such Restricted Subsidiary is released from all guarantees, if any, by it of other Subsidiary Indebtedness of CK Witco or any Restricted Subsidiaries;

          o the payment in full of all obligations under the Subsidiary Indebtedness the incurrence of which required the delivery of such Guarantee or a Foreign Stock Pledge if the Restricted Subsidiary has no other outstanding Subsidiary Indebtedness that would require delivery of a Guarantee or a Foreign Stock Pledge; and

          o with respect to Subsidiary Indebtedness constituting guarantees of Indebtedness, the release by the holders of such Indebtedness of the guarantee by such Restricted Subsidiary, including any deemed release upon payment in full of all obligations under such Indebtedness, at such time as (A) no other Indebtedness, the incurrence of which required the delivery of a Guarantee or a Foreign Stock Pledge, constituting Subsidiary Indebtedness has been guaranteed by such Restricted Subsidiary, or (B) the holders of all such other Indebtedness constituting Subsidiary Indebtedness which is guaranteed by such Restricted Subsidiary, the incurrence of which required the delivery of a Guarantee or a Foreign Stock Pledge, also release the Guarantee by such Restricted Subsidiary, including any deemed release upon payment in full of all obligations under such Indebtedness.

      For purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 270 days from the date: (A) the person obligated on such Acquired Indebtedness becomes a Restricted Subsidiary or (B) the acquisition of assets in connection with which such Acquired Indebtedness was assumed is consummated.

      In the event that CK Witco or any Subsidiary shall be entitled in accordance with the provisions of the Indenture to a release of any Guarantee or a Foreign Stock Pledge granted to secure the exchange notes, the Trustee is authorized to take such action and execute and deliver such documents and instruments as CK Witco or such Subsidiary may request to implement and evidence the release of such Guarantee or a Foreign Stock Pledge.

      Leveraged Transactions. Except for the limitations on Mortgages and sale and leaseback transactions referred to above and on consolidations, mergers or transfers of our assets substantially as an entirety referred to below, the Indenture and the terms of the exchange notes do not contain any covenants or other provisions designed to afford holders of any exchange notes protection in the event of a highly leveraged transaction.

      Sales of Accounts Receivable. We may, and any of our Restricted Subsidiaries may, sell at any time and from time to time, accounts receivable and notes receivable and related assets to an Accounts Receivable Subsidiary; provided that:

          o the aggregate consideration received in each such sale is at least equal to the aggregate fair market value of the receivables sold, as determined by the Board of Directors in good faith;

          o no less than 80% of the consideration received in each such sale consists of either cash or a promissory note (a "Promissory Note") which is subordinated to no Indebtedness or obligation (except that it may be subordinated to the financial institutions or other entities providing the financing to the Accounts Receivable Subsidiary with respect to such accounts receivable (the "Financier") or an Equity Interest in such Accounts Receivable Subsidiary); provided, further, that the initial sale will include all accounts receivable of CK Witco and/or its Restricted Subsidiaries that are party to such arrangements that constitute eligible receivables under such arrangements; and

          o CK Witco and its Restricted Subsidiaries will sell all accounts receivable that constitute eligible receivables under such arrangements to the Accounts Receivable Subsidiary no less frequently than on a monthly basis.

      We

          o will not permit any Accounts Receivable Subsidiary to sell any accounts receivable purchased from CK Witco or any of its Restricted Subsidiaries to any other person except on an arm's length basis and solely for consideration in the form of cash or Cash Equivalents;

          o will not permit the Accounts Receivable Subsidiary to engage in any business or transaction other than the purchase, financing and sale of accounts receivable of CK Witco and its Restricted Subsidiaries and activities incidental thereto;

          o will not permit any Accounts Receivable Subsidiary to incur Indebtedness in an amount in excess of the book value of such Accounts Receivable Subsidiary's total assets, as determined in accordance with generally accepted accounting principles; and

          o will, at least as frequently as monthly, cause the Accounts Receivable Subsidiary to remit to CK Witco as payment on the outstanding balance of the Promissory Notes, all available cash or Cash Equivalents not held in a collection account pledged to a Financier, to the extent not applied to pay or maintain reserves for reasonable operating expenses of the Accounts Receivable Subsidiary or to satisfy reasonable minimum operating capital requirements.

CERTAIN DEFINITIONS

Certain terms are defined in the Indenture and are used in this prospectus as follows:

      "Accounts Receivable Subsidiary" means a Subsidiary of CK Witco:

          o which is formed solely for the purpose of, and which engages in no activities other than activities in connection with, financing accounts receivable and/or notes receivable and related assets of CK Witco and/or its Restricted Subsidiaries;

          o which is designated by the Board of Directors as an Accounts Receivable Subsidiary pursuant to a resolution set forth in an officers' certificate and delivered to the Trustee;

          o that has total assets at the time of such designation with a book value not exceeding $100,000 plus the reasonable fees and expenses required to establish such Accounts Receivable Subsidiary and any accounts receivable financing;

          o no portion of Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time recourse to or obligates CK Witco or any Restricted Subsidiary of CK Witco in any way, other than pursuant to (I) representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with the sale of accounts receivable and/or notes receivable to such Accounts Receivable Subsidiary or (II) any guarantee of any such accounts receivable financing by a Restricted Subsidiary that is permitted to be incurred pursuant to the covenant described under "--Limitation on Subsidiary Indebtedness," or (b) subjects any property or asset of CK Witco or any Restricted Subsidiary of CK Witco, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to (I) representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with sales of accounts receivables and/or notes receivable or (II) any guarantee of any such accounts receivable financing by a Restricted Subsidiary that is permitted to be incurred pursuant to the covenant described under "--Limitation on Subsidiary Indebtedness;"

          o with which neither CK Witco nor any Restricted Subsidiary of CK Witco has any contract, agreement, arrangement or understanding other than contracts, agreements, arrangements or understandings entered into the ordinary course of business in connection with sales of accounts receivable and/or notes receivable in accordance with the provisions under "--Sales of Accounts Receivable" and fees payable in the ordinary course of business in connection with servicing accounts receivable and/or notes receivable; and

          o with respect to which neither CK Witco nor any Restricted Subsidiary of CK Witco has any obligation (a) to subscribe for additional shares of Capital Stock or other equity interests therein or make any additional capital contribution or similar payment or transfer thereto other than in connection with the sale of accounts receivable and/or notes receivable to such Accounts Receivable Subsidiary in accordance with the provisions under "--Sales of Accounts Receivable" or (b) to maintain or preserve solvency or any balance sheet item, financial condition, level of income or results of operations thereof.

      "Acquired Indebtedness" means Subsidiary Indebtedness (other than Permitted Subsidiary Indebtedness) of a person:

          o    existing at the time such person becomes a Restricted Subsidiary;
               or

          o assumed in connection with the acquisition of assets by such person;

in each case, other than Subsidiary Indebtedness incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary or such acquisition, as the case may be.

      "Attributable Debt" means, as to any particular lease relating to a sale and leaseback transaction of a Principal Property under which any person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent (discounted from the respective due dates thereof at the interest rate from time to time being used by CK Witco to determine its liability in respect of capitalized leases) required to be paid by such person under such lease during the remaining term thereof. The net amount of rent required to be paid under any such lease for any such period shall be the total amount of the rent payable by the lessee with respect to such period, but may exclude amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, utilities, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first day upon which it may be so terminated.

      "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with generally accepted accounting principles, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with generally accepted accounting principles; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

      "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

       "Cash Equivalents" means:

          o    United States dollars;

          o securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

          o certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

          o repurchase obligations with a term of not more than seven days for underlying securities of the types described in the second and third bullet points above entered into with any financial institution meeting the qualifications specified in the third bullet point above;

          o commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poors Corporation and in each case maturing within six months after the date of acquisition; and

          o money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in this definition.

      "Consolidated Net Tangible Assets" means total consolidated assets of CK Witco and its Subsidiaries, less the following: (a) current liabilities of CK Witco and its Subsidiaries; (b) all depreciation and valuation reserves and all other reserves (except (i) reserves for contingencies which have not been allocated to any particular purpose and (ii) deferred credits, including deferred federal and foreign income taxes and deferred investment tax credits) of CK Witco and its Subsidiaries; (c) the net book amount of all intangible assets of CK Witco and its Subsidiaries, including, but without limitation, the unamortized portions of such items as goodwill, trademarks, trade names, patents and debt discount and expense less debt premium and (d) appropriate adjustments on account of minority interests of other persons holding stock in Subsidiaries.

      "Disqualified Stock" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

          o matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

          o is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

          o is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the stated maturity of the notes.

      "Foreign Subsidiary" means any Subsidiary that is formed under the laws of any jurisdiction outside of the United States of America and its territories and possessions, or substantially all of the operating assets of which are located, and substantially all of the business of which is carried on outside the United States of America and its territories and possessions, and includes any Subsidiary formed under the laws of any state of the United States of America which is primarily engaged in financing the operations of CK Witco or its Subsidiaries, or both, outside the United States of America and its territories and possessions.

      "Guarantee" means the unconditional and unsubordinated guarantee by the Guarantor of the due and punctual payment of principal of and interest on the notes when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise in accordance with the terms of the notes and the Indenture.

      "Guarantor" means any Restricted Subsidiary, other than Foreign Subsidiaries, that after the date of the Indenture executes a guarantee of the notes contemplated under "--Limitation on Subsidiary Indebtedness" until a successor replaces such party pursuant to the applicable provisions of the Indenture, or until otherwise released in accordance with terms of the Indenture.

      "Hedging   Obligations"   means,   with  respect  to  any  person,   the
obligations of such person under

          o interest rate swap agreements, interest rate cap agreements and interest rate collar agreements or other agreements, or arrangements designed to protect such person against fluctuations in interest rates and

          o foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect such person against fluctuations in currency exchange rates, in each case provided that such obligations are entered into solely to protect such person against fluctuations in interest rates or currency exchange rates and not for purposes of speculation.

      "Indebtedness" means all items of indebtedness or liability (except capital and surplus) which in accordance with generally accepted accounting principles would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which indebtedness is to be determined, indebtedness secured by any Mortgage existing on property owned subject to such Mortgage, whether or not the indebtedness secured thereby shall have been assumed and guarantees, endorsements (other than for purposes of collection) and other contingent obligations in respect of, or to purchase or otherwise acquire, indebtedness of others, unless the amount thereof is included in indebtedness under the preceding clauses.

      "Mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

      "Obligation" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities and obligations payable under the documentation governing any Indebtedness.

      "Permitted Subsidiary Indebtedness" means:

          o    any Indebtedness existing on March 7, 2000;

          o    any Indebtedness owed to CK Witco or a Restricted Subsidiary;

          o any Indebtedness secured by a Mortgage permitted under "-Limitation on Mortgages;"

          o any Indebtedness incurred by any Restricted Subsidiary to extend, refinance, renew or replace an equivalent or lesser amount of Indebtedness of such Restricted Subsidiary referred to in the first bullet point above, including, without limitation, any premium, prepayment penalties or fees or expenses incurred in connection therewith;

          o Indebtedness incurred by an Accounts Receivables Subsidiary in connection with a transaction pursuant to and in compliance with the terms described under "Sales of Accounts Receivable;"

          o the guarantee by any Restricted Subsidiaries of Indebtedness of CK Witco or a Restricted Subsidiary that was permitted to be incurred by another provision of the Indenture;

          o the incurrence by the Restricted Subsidiaries of Hedging Obligations incurred with respect to any Indebtedness or Obligation that is permitted by the terms of the Indenture to be outstanding;

          o Indebtedness incurred by Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, surety bonds or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          o Indebtedness arising from agreements of a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, asset or Restricted Subsidiary, other than guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided, however, that the maximum aggregate liability of all such Indebtedness shall at no time exceed 50% of the gross proceeds actually received by the Restricted Subsidiary;

          o the incurrence of Indebtedness of Restricted Subsidiaries (including letters of credit) in respect of performance bonds, bankers' acceptances, letters of credit, performance, bid, surety or appeal bonds or similar bonds and completion guarantees provided by Restricted Subsidiaries in the ordinary course of their business and consistent with past practices and which do not secure other Indebtedness;

          o Indebtedness that constitutes an accrued expense or trade payable;

          o Indebtedness of a Restricted Subsidiary, to the extent the net proceeds thereof are promptly deposited to defease the notes as described under "Defeasance and Covenant Defeasance;"

          o Indebtedness that constitutes a liability for federal, state, local or other taxes; and

          o Indebtedness that constitutes an obligation to pay salary or benefits to officers, employees and directors in the ordinary course of business.

      "Preferred Stock," as applied to the Capital Stock of any person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over shares of Capital Stock of any other class of such person.

      "Principal Property" means any manufacturing facility located within the United States of America owned or leased by CK Witco or any Subsidiary, except
(a) any such manufacturing facility which the Board of Directors by resolution declares is not of material importance to any business segment of CK Witco or its Subsidiaries, and (b) any such manufacturing facility that has total assets of less than $25 million.

      "Restricted Subsidiary" means any Subsidiary of CK Witco that is not an Unrestricted Subsidiary.

       "Subsidiary" means a corporation or other business entity of which more than 50% of the outstanding voting share capital or other voting ownership interests are owned, directly or indirectly, by CK Witco or by one or more other Subsidiaries, or by CK Witco and one or more other Subsidiaries.

      "Subsidiary Indebtedness" means, with respect to any Restricted Subsidiary on any date of determination (without duplication):

          o the principal in respect of (A) Indebtedness of such Restricted Subsidiary for money borrowed and (B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Restricted Subsidiary is responsible or liable, including, in each case, any premium on such Indebtedness to the extent such premium has become due and payable;

          o all Capital Lease Obligations of such Restricted Subsidiary and all Attributable Debt in respect of sale and leaseback transactions entered into by such Restricted Subsidiary;

          o all obligations of such Restricted Subsidiary issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Restricted Subsidiary and all obligations of such Restricted Subsidiary under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          o all obligations of such Restricted Subsidiary for the reimbursement of any obligor, other than CK Witco or a Restricted Subsidiary, on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in the first three bullet points above) entered into in the ordinary course of business of CK Witco and its Restricted Subsidiaries as a whole to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following payment on the letter of credit);

          o the amount of all obligations of such Restricted Subsidiary with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary thereof, the liquidation preference with respect to any Preferred Stock (but excluding, in each case, any accrued dividends);

          o all obligations of the type referred to in the bullet points above of other persons (other than Restricted Subsidiaries) and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; and

          o all obligations of the type referred to in the bullet points above of other persons (other than CK Witco and its Restricted Subsidiaries) secured by any Mortgage on any property or asset of such Restricted Subsidiary (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

      The amount of Subsidiary Indebtedness of any Restricted Subsidiary at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

      "Unrestricted Subsidiary" means:

          o any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

          o    any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Mortgage on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated has total assets of $1,000 or less.

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that no default shall result therefrom or shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

CONSOLIDATION, MERGER AND SALE OF ASSETS

      We may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, and we shall not permit any person to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us (such transaction being herein referred to as a "Merger Transaction") unless: in the case where we consolidate with or merge into another person or convey, transfer or lease our properties and assets substantially as an entirety to any person, the person formed by such Merger Transaction is a corporation, partnership, limited liability company or trust validly organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and such person expressly assumes, by supplemental indentures, the payment of the principal, premium, if any, and interest on the exchange notes and the performance of every covenant of the Indenture; immediately after giving effect to any such Merger Transaction and treating any indebtedness which becomes an obligation of ours or of any Subsidiary as a result of such Merger Transaction as having been incurred by us or such Subsidiary at the time of such Merger Transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have happened and be continuing; if, as a result of any Merger Transaction, our properties or assets become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, we or the successor person take such steps as shall be necessary to secure all exchange notes equally and ratably with (or prior to) all indebtedness secured thereby; and we deliver to the Trustee officers' certificates and an opinion of counsel, each stating that such Merger Transaction and any required supplemental indentures comply with all the provisions of this covenant.

EVENTS OF DEFAULT

      Under the Indenture an Event of Default is defined as any one of the following events:

     (a) default in the payment of any interest on the exchange notes when it becomes due and payable, and continuance of such default for a period of 30 days;

     (b) default in the payment of the principal of, or premium, if any, on the exchange notes at maturity;

     (c) default in the performance, or breach, of any other covenant in the applicable Indenture and continuance of such default for a period of 60 days after either the Trustee or the holders of at least 10% of the principal amount of the outstanding exchange notes have given written notice thereof by first class mail;

     (d) certain events in bankruptcy, insolvency or reorganization; and

     (e) a default under any evidence of indebtedness for money borrowed with a principal amount (individually or in the aggregate) in excess of $25 million, which default results in such indebtedness becoming due and payable prior to the date it would otherwise have become due and payable or which results from the nonpayment of such indebtedness at its stated maturity without such indebtedness having been discharged, or such acceleration having been rescinded or annulled within a period of 10 days after the Trustee or the holders of at least 10% of the principal of the outstanding notes give written notice to us.

      If an Event of Default occurs, the Trustee shall give notice to the holders of the exchange notes of such default; provided, however, that in the case of a default described in (c) above, no such notice to holders shall be given until at least 30 days after the occurrence thereof.

      If an Event of Default occurs and is continuing, either the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding exchange notes may declare the principal amount of all the exchange notes to be due and payable immediately. Under certain circumstances any declaration of acceleration with respect to the exchange notes may be rescinded and past defaults (except, unless theretofore cured, a default in the payment of principal of or any premium or interest on the exchange notes) may be waived by the holders of a majority in aggregate principal amount of the exchange notes.

      The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to the provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority of the aggregate principal amount of the exchange notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the exchange notes.

      No holder of exchange notes may institute any proceeding under the Indenture unless: such holder previously has given to the Trustee written notice of a continuing Event of Default; the holders of at least 25% of the aggregate principal amount of the outstanding exchange notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; in the 60-day period following receipt of a written notice from a holder, the Trustee has not received from the holders of a majority of the aggregate principal amount of the outstanding exchange notes a direction inconsistent with such request; and the Trustee shall have failed to institute such proceeding within such 60-day period.

      These limitations do not apply to a suit instituted by a holder of exchange notes for enforcement of payment of the principal of and premium, if any, or interest on the exchange notes on or after the respective due dates.

      We are required to furnish to the Trustee annually a statement as to our performance of certain obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

      We may, with the Trustee, without the consent of the holders of exchange notes affected thereby, modify and amend the Indenture to

          o    cure any ambiguity, omission, defect or inconsistency;

          o provide for the assumption by a successor to CK Witco or the Trustee of the obligations thereof under the Indenture;

          o    provide for uncertificated notes;

          o add to the covenants of CK Witco for the benefit of the holders or surrender any right or power therein conferred upon CK Witco;

          o comply with SEC requirements necessary to qualify the applicable Indenture under the Trust Indenture Act of 1939; or

          o make any change that does not adversely affect the rights of any noteholder.

      In addition, we may, with the Trustee, modify and amend the provisions of the Indenture with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding exchange notes; provided, however, that no such modification or amendment may, without the consent of the holders of all the exchange notes: change the stated maturity date of the principal of, or any installment of principal of or interest on, any exchange notes; reduce the principal amount of, or the premium, if any, or interest on, the exchange notes; change the place or currency of payment of principal of, or the premium, if any, or interest on, the exchange notes; impair the right to institute suit for the enforcement of any payment on the exchange notes on or after the stated maturity thereof; reduce the percentage of the principal amount of outstanding exchange notes, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or modify this section or sections of the Indenture regarding waivers of past defaults and waivers of certain covenants, except to increase any percentage or provide that other provisions of the Indenture cannot be modified or waived without the consent of each affected holder.

      Except as described above, the holders of not less than a majority in aggregate principal amount of the outstanding exchange notes may, on behalf of all holders of exchange notes, agree to waive our compliance with the covenants described under "Limitation on Mortgages," "Limitation on Sale and Leaseback Transactions," "Exempted Indebtedness" and "Limitation on Subsidiary Indebtedness." The holders of a majority of the aggregate principal amount of the exchange notes may, on behalf of all holders of the exchange notes, waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each exchange note.

DEFEASANCE AND COVENANT DEFEASANCE

The Indenture provides that we may elect at any time either:

          o to defease and be discharged from any and all obligations in respect of the exchange notes then outstanding (except for certain obligations to register the transfer of or exchange of the exchange notes, replace stolen, lost or mutilated exchange notes, maintain paying agencies and hold monies for payment in trust); or

          o to be released from our obligations to comply with the covenants related to our existence, the maintenance of our properties, payment of taxes and other claims and the covenants set forth under "Limitation on Mortgages," "Limitation on Sale and Leaseback Transactions," "Limitation on Subsidiary Indebtedness," "Consolidation, Merger and Sale of Assets" and certain other covenants; and to have a default in any defeased covenant or under the cross-acceleration provision described under clause (e) of "Events of Default" no longer be an Event of Default, if we deposit, in trust, with the Trustee, money or U.S. Government Obligations, which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and premium, if any, and interest on the exchange notes on the dates such payments are due in accordance with the terms of the exchange notes. A trust may only be established if, among other things:

          o no Event of Default or event which, with the giving of notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing on the date of such deposit, or with regard to any Event of Default, or any such event, specified as a bankruptcy event at any time during the period ending on the 123rd day following such date of deposit;

          o the deposit will not cause the Trustee to have any conflicting interest with respect to other securities; and

          o we shall have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit or defeasance and will be subject to U.S. federal income tax in the same manner as if such defeasance had not occurred (and except in the case of covenant defeasance, such opinion is based on a ruling from the Internal Revenue Service or change in applicable federal income tax law).

      In the event we fail to comply with our remaining obligations with respect to the exchange notes after exercising our covenant defeasance option and the exchange notes are declared due and payable because of the subsequent occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the exchange notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

CONCERNING THE TRUSTEE

      Citibank, N.A. is to be the Trustee under the indenture and has been appointed by us as registrar and paying agent with regard to the exchange notes.

GOVERNING LAW

      The indenture and the exchange notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                       EXCHANGE OFFER; REGISTRATION RIGHTS

      We entered into separate registration rights agreements with the initial purchasers, for the benefit of the holders of the notes, under which we agreed to use reasonable best efforts to file with the Commission the registration statement (the "Exchange Offer Registration Statement") containing this prospectus with respect to an offer to exchange the notes for new notes with identical terms (the "Exchange Notes"). Also, CK Witco agreed to use reasonable best efforts to file with the Commission a shelf registration statement to cover resales of the Registrable Notes:

          o if CK Witco is not permitted to effect the Exchange Offer because of any changes in law, Commission rules or regulations or applicable interpretations thereof by the staff of the Commission;

          o if for any other reason the Exchange Offer Registration Statement is not declared effective within 150 days following the original issue of the notes or the Exchange Offer is not consummated within 180 days after the original issue of the notes;

          o upon the request of any Initial Purchaser with respect to notes held by such Initial Purchaser that are not eligible for exchange in the Exchange Offer if the prospectus included in the Exchange Offer Registration Statement is not available for resales; or

          o if a holder is not permitted to participate in the Exchange Offer or does not receive fully tradeable Exchange Notes in the Exchange Offer if the prospectus included in the Exchange Offer Registration Statement is not available for resales.

       We agreed to use our reasonable best efforts to cause the registration statement containing this prospectus to be declared effective as promptly as possible by the Commission.

      For purposes of the foregoing, "Registrable Notes" means each note until:

          o a registration statement with respect to such note shall have been declared effective under the Securities Act and such note shall have been disposed of under such registration statement;

          o such note is sold to the public under Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act;

          o    such note shall have ceased to be outstanding; or

          o the Exchange Offer is consummated (except in the case of notes purchased from us and continued to be held by the initial purchasers).

       Under existing Commission interpretations, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act. However, in the case of broker-dealers participating in the Exchange Offer, the broker-dealers must deliver a prospectus meeting the requirements of the Securities Act in connection with resales of the Exchange Notes. We have agreed, for a period of 90 days after consummation of the Exchange Offer, to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer that delivers the prospectus to purchasers in connection with these resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

      Each holder of notes that wishes to exchange such notes for Exchange Notes in the Exchange Offer will be required to make representations, including among other things, that it:

          o is not an "affiliate" within the meaning of Rule 405 under the Securities Act,

          o is not a broker-dealer tendering Registrable Notes acquired directly from us for its own account,

          o acquired the Exchange Notes in the ordinary course of business, and

          o has no arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing the Exchange Notes.

      If it is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and delivering a prospectus, it will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to the Exchange Offer and will indemnify the Initial Purchasers against certain liabilities, including liabilities under the Securities Act.

      The registration rights agreement provides that unless the Exchange Offer would not be permitted by applicable law or Commission policy, we will use reasonable best efforts to:

          o file the Exchange Offer Registration Statement with the Commission on or prior to 75 days after the original issue of the notes,

          o cause the Exchange Offer Registration Statement to be declared effective by the Commission on or prior to 150 days after the date of original issue of the notes, and

          o promptly commence the Exchange Offer upon the effectiveness of the Exchange Offer Registration Statement and consummate the Exchange Offer within 180 days after the date of original issue of the notes.

      If we are obligated, we will use our reasonable best efforts to file a shelf registration statement, as promptly as practicable after becoming so obligated and use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Commission as promptly as practicable but no later than 150 days after becoming so obligated. We will use our reasonable best efforts to keep the shelf registration statement continuously effective until the second anniversary of the effective date of the shelf registration statement or such shorter period that will terminate when all the Registrable Notes covered by the shelf registration statement have been sold pursuant thereto or cease to be outstanding or otherwise to be Registrable Notes. A holder of notes that sells its notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution obligations).

          If:

          o the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 75th calendar day following the date of original issue of the notes,

          o the Exchange Offer Registration Statement has not been declared effective on or prior to the 150th calendar day following the date of original issue of the notes, or

          o the Exchange Offer is not consummated on or prior to the 180th calendar day following the date of original issue of the notes or a shelf registration statement is not declared effective within 150 days after the obligation arises to file the shelf registration statement

(each such event referred to in the above clauses, a "Registration Default"), the interest rate borne by the notes will increase ("Additional Interest") by 0.25% per annum upon the occurrence of each Registration Default. The rate will increase by an additional 0.25% after each 90-day period that a Registration Default is continuing, up to a maximum increase of 1.00% per annum. Following the cure of all Registration Defaults, Additional Interest will cease to accrue, and the interest rate will revert to the original rate.

      If the shelf registration statement is unusable by the holders of notes for any reason for more than 30 days in any consecutive twelve-month period, then the interest rate borne by the notes will be increased by 0.25% per annum for the first 90-day period (or portion thereof) beginning on the 31st day that the shelf registration statement is unusable. The rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period, up to a maximum increase of 1.00% per annum. The interest will be computed based on the actual number of days elapsed in each 90-day period in which the shelf registration statement is unusable. These amounts are also deemed "Additional Interest." Upon the shelf registration statement once again becoming usable, the interest rate borne by the notes will be reduced to the original interest rate.

                     CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

SCOPE OF DISCUSSION

      This general discussion of certain United States federal income tax consequences of the exchange of old notes for exchange notes pursuant to the exchange offer applies to you if you acquired old notes at original issue for cash and hold the old notes as a "capital asset," generally, for investment, under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not consider state, local or foreign tax laws. In addition, it does not include all of the rules which may affect the United States tax treatment of your exchange of old notes for exchange notes. For example, special rules not discussed here may apply to you if you are:

          o a broker-dealer, a dealer in securities, a trader in securities who elects to apply a mark-to-market method of accounting or a financial institution;

          o    an S corporation;

          o    an insurance company;

          o    a tax-exempt organization;

          o    subject to the alternative minimum tax provisions of the Code;

          o holding the notes as part of a hedge, straddle, conversion transaction or other risk reduction or constructive sale transaction;

          o    holding the notes through a partnership; or

          o    an expatriate.

      This discussion is based upon current United States federal tax law, which is subject to change, possibly with retroactive effect.

      THIS SUMMARY MAY NOT COVER YOUR PARTICULAR CIRCUMSTANCES BECAUSE IT DOES NOT CONSIDER FOREIGN, STATE OR LOCAL TAX RULES, DISREGARDS CERTAIN SPECIAL FEDERAL TAX RULES, AND DOES NOT DESCRIBE FUTURE CHANGES IN FEDERAL TAX RULES. PLEASE CONSULT YOUR TAX ADVISOR RATHER THAN RELYING ON THIS GENERAL DESCRIPTION.

      The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event. Your basis in the old notes will carry over to the exchange notes received and your holding period of the exchange notes will include your holding period of the old notes surrendered.

                          BOOK-ENTRY; DELIVERY AND FORM

      The exchange notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form, without interest coupons that will be deposited with, or on behalf of, DTC and registered in the name of Cede and Co., as custodian for DTC, on behalf of the acquirors of exchange notes for credit to the accounts of the acquirors or to other accounts as they may direct at DTC.

      The global notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for exchange notes in physical, certificated form except in the limited circumstances described below.

                   BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

      The description of the operations and procedures of DTC set forth below are provided as a matter of convenience. These operations and procedures are solely within the control of the settlement systems and are subject to change by them from time to time. We take no responsibility for these operations or procedures, and you are urged to contact the relevant system or its participants directly to discuss these matters.

      DTC has advised us that it is:

          o a limited purpose trust company organized under the laws of the State of New York,

          o a "banking organization" within the meaning of the New York Banking Law,

          o    a member of the Federal Reserve System,

          o a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and

          o a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the initial purchasers in the private offering of the old notes, banks and trust companies, clearing corporations and similar organizations. Indirect access to DTC's system is also available to indirect participants, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

      We expect that pursuant to procedures established by DTC, ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

      The laws of some jurisdictions may require that purchasers of securities take physical delivery of purchased securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in exchange notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee will be considered the sole owner or holder of the exchange notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have exchange notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or the global note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through the participants to take that action or would otherwise act upon the instruction of the holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to exchange notes.

      Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any exchange notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing the exchange notes under the indenture. Under the terms of that indenture, we and the trustee may treat the persons in whose names the exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of these amounts to owners of beneficial interests in a global note, including principal, premium, if any, liquidated damages, if any, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

      Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

CERTIFICATED EXCHANGE NOTES

      Interests in a global note will be exchanged for certificated securities if:

          o DTC notifies us that it is unwilling or unable to continue as depositary for the global notes, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by us within 40 days; or

          o an Event of Default has occurred and is continuing and the registrar has received a request from DTC.

Upon the occurrence of any of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered to each person that DTC identifies as the beneficial owner of the exchange notes represented by the global notes. Upon that issuance, the trustee is required to register the certificated exchange notes in the name of that person, or the nominee of any thereof, and cause the same to be delivered to that person. In addition, if required to do so pursuant to any applicable law or regulation, beneficial owners may obtain certificated securities in exchange for their beneficial interests in a global note upon written request in accordance with the Depositary's and Citibank, N.A.'s procedures.

      Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related exchange notes, and each beneficial owner of exchange debentures may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for at least 90 days after the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes.

      We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      We have agreed to pay the expenses incident to the exchange offer, other than commission or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, and will indemnify the holders of the exchange notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.

                              AVAILABLE INFORMATION

      We are subject to the periodic reporting and other financial requirements of the Exchange Act, and, in accordance with the Exchange Act, we file reports and other information with the Commission. These reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of this material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and may also be accessed electronically by means of the Commission's website at http://www.sec.gov. These materials can also be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005. We will provide without charge, upon the written request of a holder of a note or a prospective investor in a note or beneficial interest designated by such holder, a copy of the information required by Rule 144A(d)(4) under the Securities Act to enable resales of the notes to be made pursuant to Rule 144A. Written requests for this information should be addressed to CK Witco Corporation, One American Lane, Greenwich, CT 06831-2559, Attention: Corporate Secretary. Our telephone number is (203) 552-2000.

                                     EXPERTS

      The consolidated financial statements and schedule of CK Witco as of December 31, 1999, and December 26, 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                         VALIDITY OF THE EXCHANGE NOTES

      The validity of the notes we are offering and various other legal matters in connection with the offering are being passed upon for us by John T. Ferguson II, Esq., Senior Vice President and General Counsel.

                       DOCUMENTS INCORPORATED BY REFERENCE

      We hereby incorporate by reference in this prospectus our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

      In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the expiration date are deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide, without charge, to each person to whom this prospectus has been delivered, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into those documents, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this prospectus). Requests for these copies should be directed to CK Witco Corporation, One American Lane, Greenwich, CT 06831-2559, Attention: Corporate Secretary, telephone number (203) 552-2000.

                                 [CK Witco LOGO]

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorneys' fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's Certificate of Incorporation provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

      As permitted by Section 102 of the DGCL, the Registrant's Certificate of Incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits
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       2.0    Agreement and Plan of Reorganization dated as of May 31, 1999, by and among Crompton & Knowles Corporation, Park Merger Co. and Witco Corporation.*
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     ---------------------------------------------------------------------------
       2.1    Amendment No. 1 to Agreement and Plan of Reorganization dated as of July 27, 1999, by and among Crompton & Knowles Corporation,
              CK Witco Corporation (formerly known as Park Merger Co.) and
              Witco Corporation.*
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     ---------------------------------------------------------------------------
       2.2 Agreement and Plan of Merger dated April 30, 1996, by and among Crompton & Knowles, Tiger Merger Corp. and Uniroyal Chemical Corporation ("UCC").*
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     ---------------------------------------------------------------------------
       2.3 Acquisition Agreement dated November 29, 1999, by and among Yorkshire Group PLC, Yorkshire Americas, Inc., as Purchasers and
              CK Witco Corporation, Crompton & Knowles Europe S.P.R.L.,
              Uniroyal Chemical European Holdings B.V. and Crompton & Knowles Colors Incorporated, as Sellers.*
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     ---------------------------------------------------------------------------
       2.4    Limited Liability Company Agreement by and between Gustafson,
              Inc. and Trace Chemicals, Inc., effective as of September 23,
              1998.*
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     ---------------------------------------------------------------------------
       2.5    First Amendment to Limited Liability Company Agreement by and
              among GT Seed Treatment Inc. (f/k/a Gustafson, Inc.), Ecart Inc. (f/k/a Trace Chemicals, Inc.) and Bayer Corporation, dated as of November 20, 1998.*
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                                      II-1

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       2.6    Purchase Agreement by and among the Crompton & Knowles,
              Uniroyal, Trace Chemicals, Inc. and Gustafson, Inc. as Sellers, and Bayer Corporation, as Purchaser, and Gustafson LLC, as the Company, dated as of November 20, 1998.*
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       2.7    Purchase Agreement by and between Uniroyal Chemical Co./Cie and
              Bayer Inc., effective as of November 20, 1998.*
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       2.8    Partnership Agreement of Gustafson Partnership by and between
              Uniroyal Chemical Co./Cie and Bayer Inc., effective as of
              November 20, 1998.*
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       2.9    Joint Venture Agreement and Shareholders Agreement dated
              September 18, 1998, by and between Uniroyal and GIRSA S.A. de
              C.V.*
     ---------------------------------------------------------------------------
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       2.10   Stock Purchase Agreement dated as of December 8, 1998, by and among Crompton & Knowles and Ingredient Technology Corporation,
              as Sellers, and Chr. Hansen Inc., as Purchaser.*
     ---------------------------------------------------------------------------
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       3.1    Restated Certificate of Incorporation of the Registrant.*
     ---------------------------------------------------------------------------
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       3.2    By-Laws of the Registrant.*
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       4.1    Rights Agreement dated as of September 2, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.*
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       4.2    Form of Indenture, dated as of February 8, 1993, among Uniroyal and State Street Bank and Trust Company, as Trustee, relating to the 10 1/2% Notes, including form of securities.*
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       4.3    Form of First Supplemental Indenture, dated as of December 9,
              1998, among UCC, as Issuer, Uniroyal, as successor to the Issuer, and State Street Bank and Trust Company, as Trustee, relating to the 10 1/2% Senior Notes due 2002.*
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       4.4    Form of Indenture, dated as of September 1, 1993, among Uniroyal and State Street Bank and Trust Company, as Trustee, relating to $270 million of 9% Notes, including the form of securities.*
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       4.5    Form of $600 Million 364-Day Credit Agreement dated as of
              October 28, 1999, by and among the Registrant, certain subsidiaries of the Registrant, various banks, The Chase
              Manhattan Bank, as Syndication Agent, Citibank, N.A., as Administrative Agent and Bank of America, N.A. and Deutsche
              Bank Securities Inc., as Co-Documentation Agents.*
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       4.6    Form of $400 Million Five-Year Credit Agreement dated as of
              October 28, 1999, by and among the Registrant, certain subsidiaries of the Registrant, various banks, The Chase
              Manhattan Bank, as Syndication Agent, Citibank, N.A., as Administrative Agent and Bank of America, N.A. and Deutsche Bank Securities Inc., as Co-Documentation Agents.*
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       4.7    Form of $600 Million Third Amended and Restated Credit Agreement
              dated as of March 31, 1998, by and among Crompton & Knowles and certain of its subsidiaries, as Borrowers, and various lenders, Citicorp SA, Inc., as Agent and The Chase Manhattan Bank, Corestates Bank, N.A. and First Union National Bank, as Managing Agents.*
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       4.8    Form of $50 Million Credit Agreement dated as of December 23,
              1999, by and among the Registrant, various banks and Merrill Lynch Capital Corporation, as Administrative Agent.*
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                                      II-2

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       4.9    Offering Memorandum, dated March 2, 2000, relating to $25 Million
              Floating Rate Notes due 2001.*
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       4.10   Form of Indenture, dated as of March 1, 2000, by and between the
              Registrant and Citibank, N.A., relating to $25 Million Floating Rate Notes due 2001, including as Annex A thereto, Form of
              Floating Rate Note Pledge Agreement by and among the Registrant, certain foreign subsidiaries of the Registrant, and Citibank,
              N.A., as Collateral Agent.*
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       4.11   Form of Purchase Agreement, dated as of March 2, 2000, by and between the Registrant, as Seller, and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as Purchaser, relating to $25 Million Floating Rate Notes due 2001.*
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       4.12   Offering Memorandum, dated March 2, 2000, relating to $600 Million of 8 1/2% Senior Notes due 2005.*
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       4.13   Form of Indenture, dated as of March 1, 2000, by and between the
              Registrant and  Citibank, N.A., relating to $600 Million of
              8 1/2% Senior Notes due 2005, including as Annex A thereto, Form of Senior Note Pledge Agreement by and among the Registrant, certain foreign subsidiaries of the Registrant, and Citibank,
              N.A., as Collateral Agent.*
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       4.14   Form of Purchase Agreement, dated as of March 2, 2000, by and among the Registrant, as Seller, and Merrill Lynch, ABN AMRO Incorporated, Banc of America Securities LLC, Chase Securities Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Salomon Smith Barney Inc. (together, the "Initial Purchasers"), relating $600 Million of 8 1/2% Senior Notes due 2005.*
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       4.15   Form of Indenture, dated as of February 1, 1993, by and between
              Witco and the Chase Manhattan Bank, N.A., as Trustee, relating to Witco's 6.60% Notes due 2003, 7.75% Debentures due 2023,
              6 1/8% Notes due 2006 and 6 7/8% Debentures due 2026, including form of securities.*
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       4.16   Form of First Supplemental Indenture, dated February 1, 1996, by and among Witco, Chase Manhattan Bank, N.A., the Initial
              Trustee, and Fleet National Bank of Connecticut, the Note
              Trustee, relating to Witco's 6 1/8% Notes due 2006 and 6 7/8%
              Notes due 2026.*
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       4.17   Form of Registration Rights Agreement, dated as of March 7, 2000, by and among the Registrant and the Initial Purchasers, relating to $600 Million of 8 1/2% Senior Notes due 2005.*
     ---------------------------------------------------------------------------
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       4.18   Form of Second Supplemental Indenture, dated as of December 6,
              1999, among UCC, as Issuer, Uniroyal, as successor to the Issuer, and State Street Bank & Trust Company, as Trustee, relating to the 10 1/2% Senior Notes due 2002.*
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       4.19   Form of First Supplemental Indenture, dated as of December 6,
              1999, by and between Uniroyal, as Issuer, and State Street Bank
              & Trust Company, as Trustee, relating to the 9% Senior Notes due 2000.*
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       5.1    Opinion of John T.  Ferguson, II (including consent).
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       12.1   Statement of Computation of Ratios.
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       23.1   Consent of KPMG LLP.
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       23.2   Consent of John T. Ferguson, II (contained in Exhibit 5.1).
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                                      II-3

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       24.1   Power of Attorney.
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       25.1   Statement of Eligibility of Trustee.
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       27.1   Financial Data Schedule.*
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       99.1   Form of Letter of Transmittal for the 8 1/2% Senior Notes due
              2005.
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       99.2   Form of Notice of Guaranteed Delivery.
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       99.3   Guidelines for Certification of Taxpayer Identification Number
              on Substitute Form W-9.
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       99.4   Form of Institutions Letter.
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       99.5   Form of Client Letter.
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   *  Previously filed and incorporated by reference.  See "Index to Exhibits."


ITEM 22.  UNDERTAKINGS

   (a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, State of Connecticut, on April 26, 2000.



                              CK WITCO CORPORATION
                                     By:

                                         /s/ Peter Barna
                                         ---------------------------------------
                                         Peter Barna
                                         Senior Vice President and
                                         Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                           TITLE                   DATE
          ---------                           -----                   ----

                                   Principal Executive Officer
                                   Chairman of the Board,
                                   President, Chief Executive
      Vincent A. Calarco           Officer and Director           April 26, 2000

                                   Principal Financial Officer
                                   Senior Vice President and
         Peter Barna               Chief Financial Officer        April 26, 2000

                                   Principal Accounting Officer
        Brian J. Dick              Vice President, Finance        April 26, 2000

      Roger L. Headrick            Director                       April 26, 2000

        Harry G. Hohn              Director                       April 26, 2000

       Bruce F. Wesson             Director                       April 26, 2000

        Robert A. Fox              Director                       April 26, 2000

      Leo I. Higdon, Jr.           Director                       April 26, 2000

         C.A. Piccolo              Director                       April 26, 2000

      Patricia K. Woolf            Director                       April 26, 2000


*By:
                /s/ Peter Barna                                   April 26, 2000
          ----------------------------
                  Peter Barna
                Attorney-in-fact

                                INDEX TO EXHIBITS

Exhibit                                                             Sequentially
 Number                            Description                     Numbered Page
-------                            -----------                     -------------

   2.0 Agreement and Plan of Reorganization dated as of May 31, 1999, by and among Crompton & Knowles Corporation, Park Merger Co. and Witco Corporation (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus dated July 28, 1999, as part of the Registrant's Registration Statement on Form S-4, Registration No. 333-83901, dated July 28, 1999 ("Joint Proxy Statement-Prospectus S-4 Registration Statement")).

   2.1 Amendment No. 1 to Agreement and Plan of Reorganization dated as of July 27, 1999, by and among Crompton & Knowles Corporation, CK Witco Corporation (formerly known as Park Merger Co.) and Witco Corporation (incorporated by reference to Appendix A-1 to the Joint Proxy Statement-Prospectus S-4 Registration Statement).

   2.2 Agreement and Plan of Merger dated April 30, 1996, by and among Crompton & Knowles, Tiger Merger Corp. and Uniroyal Chemical Corporation ("UCC") (incorporated by reference to Exhibit 2 to the Crompton & Knowles Form 10-Q for the period ended March 31, 1996).

   2.3 Acquisition Agreement dated November 29, 1999, by and among Yorkshire Group PLC, Yorkshire Americas, Inc., as Purchasers and CK Witco Corporation, Crompton & Knowles Europe S.P.R.L., Uniroyal Chemical European Holdings B.Vand Crompton & Knowles Colors Incorporated, as Sellers (incorporated by reference to Exhibit 2.3 of the CK Witco Form 10-K for the period ended December 31, 1999).

   2.4 Limited Liability Company Agreement by and between Gustafson, Inc. and Trace Chemicals, Inc., effective as of September 23, 1998, (incorporated by reference to Exhibit 2.1 to the Crompton & Knowles Form 8-K/A dated January 21, 1999 ("Form 8-K/A")).

   2.5 First Amendment to Limited Liability Company Agreement by and among GT Seed Treatment Inc. (f/k/a Gustafson, Inc.), Ecart Inc. (f/k/a Trace Chemicals, Inc.) and Bayer
          Corporation, dated as of November 20, 1998, (incorporated by reference to Exhibit 2.2 to Form 8-K/A).

   2.6 Purchase Agreement by and among the Crompton & Knowles, Uniroyal, Trace Chemicals, Inc. and Gustafson, Inc. as Sellers, and Bayer Corporation, as Purchaser, and Gustafson LLC, as the Company, dated as of November 20, 1998, (incorporated by reference to Exhibit 2.3 to Form 8-K/A).

   2.7 Purchase Agreement by and between Uniroyal Chemical Co./Cie and Bayer Inc., effective as of November 20, 1998,
          (incorporated by reference to Exhibit 2.4 to Form 8-K/A).

   2.8 Partnership Agreement of Gustafson Partnership by and between Uniroyal Chemical Co./Cie and Bayer Inc., effective as of November 20, 1998, (incorporated by reference to Exhibit 2.5 to Form 8-K/A).

   2.9 Joint Venture Agreement and Shareholders Agreement dated September 18, 1998, by and between Uniroyal and GIRSA S.A. de C.V. (incorporated by reference to Exhibit 2.6 to the Crompton & Knowles Form 10-K for the fiscal year ended December 26, 1998 ("1998 Form 10-K")).

  2.10 Stock Purchase Agreement dated as of December 8, 1998, by and among Crompton & Knowles and Ingredient Technology Corporation, as Sellers, and Chr. Hansen Inc., as Purchaser (incorporated by reference to Exhibit 2.7 to the 1998 Form 10-K).

   3.1    Restated Certificate of Incorporation of the Registrant
          (incorporated by reference to Appendix H to the Joint Proxy Statement-Prospectus S-4 Registration Statement).

   3.2 By-Laws of the Registrant (incorporated by reference to Exhibit 3.02 to the Joint Proxy Statement-Prospectus S-4 Registration Statement).

   4.1 Rights Agreement dated as of September 2, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by Reference to Form 8-A dated September 28, 1999).

   4.2 Form of Indenture, dated as of February 8, 1993, among Uniroyal and State Street Bank and Trust Company, as Trustee, relating to the 10 1/2% Notes, including form of securities (incorporated by reference to Exhibit 4.1 to the Registration Statement on UCC Form S-1, Registration No. 33-45296 and 33-45295 ("UCC Form S-1, Registration No. 33-45296/45295")).

   4.3 Form of First Supplemental Indenture, dated as of December 9, 1998, among UCC, as Issuer, Uniroyal, as successor to the Issuer, and State Street Bank and Trust Company, as Trustee, relating to the 10 1/2% Senior Notes due 2002 (incorporated by reference to Exhibit 4.4 to the 1998 Form 10-K).

   4.4 Form of Indenture, dated as of September 1, 1993, among Uniroyal and State Street Bank and Trust Company, as Trustee, relating to $270 million of 9% Notes, including the form of securities (incorporated by reference to Exhibit 4.2 to UCC Form S-1, Registration No. 33-66740).

   4.5 Form of $600 Million 364-Day Credit Agreement dated as of October 28, 1999, by and among the Registrant, certain subsidiaries of the Registrant, various banks, The Chase Manhattan Bank, as Syndication Agent, Citibank, N.A., as Administrative Agent and Bank of America, N.A. and Deutsche Bank Securities Inc., as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to the 10-Q for the quarter ended September 30, 1999 ("September 30, 1999 10-Q")).

   4.6 Form of $400 Million Five-Year Credit Agreement dated as of October 28, 1999, by and among the Registrant, certain subsidiaries of the Registrant, various banks, The Chase Manhattan Bank, as Syndication Agent, Citibank, N.A., as Administrative Agent and Bank of America, N.A. and Deutsche Bank Securities Inc., as Co-Documentation Agents (incorporated by reference to Exhibit 4.2 to the September 30, 1999 10-Q).

   4.7 Form of $600 Million Third Amended and Restated Credit Agreement dated as of March 31, 1998, by and among Crompton & Knowles and certain of its subsidiaries, as Borrowers, and various lenders, Citicorp SA, Inc., as Agent and The Chase Manhattan Bank, Corestates Bank, N.A. and First Union National Bank, as Managing Agents (incorporated by reference to Exhibit 4 to the Crompton & Knowles Form 10-Q for the quarter ended June 27, 1998).

   4.8    Form of $50 Million Credit Agreement dated as of
          December 23, 1999, by and among the Registrant, various banks and Merrill Lynch Capital Corporation, as
          Administrative Agent (incorporated by reference to Exhibit 4.8 of the CK Witco Form 10-K for the period ended December 31, 1999).

   4.9    Offering Memorandum, dated March 2, 2000, relating to
          $25 Million Floating Rate Notes due 2001 (incorporated by reference to Exhibit 4.9 of the CK Witco Form 10-K for the period ended December 31, 1999).

  4.10 Form of Indenture, dated as of March 1, 2000, by and between the Registrant and Citibank, N.A., relating to $25 Million Floating Rate Notes due 2001, including as Annex A thereto, Form of Floating Rate Note Pledge Agreement by and among the Registrant, certain foreign subsidiaries of the Registrant, and Citibank, N.A., as Collateral Agent (incorporated by reference to Exhibit 4.10 of the CK Witco Form 10-K for the period ended December 31, 1999).

  4.11 Form of Purchase Agreement, dated as of March 2, 2000, by and between the Registrant, as Seller, and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as Purchaser, relating to $25 Million Floating Rate Notes due 2001 (incorporated by reference to Exhibit 4.11 of the CK Witco Form 10-K for the period ended December 31,
          1999).

  4.12    Offering Memorandum, dated March 2, 2000, relating to
          $600 Million of 8 1/2% Senior Notes due 2005
          (incorporated by reference to Exhibit 4.12 of the CK
          Witco Form 10-K for the period ended December 31, 1999).

  4.13 Form of Indenture, dated as of March 1, 2000, by and between the Registrant and Citibank, N.A., relating to $600 Million of 8 1/2% Senior Notes due 2005, including as Annex A thereto, Form of Senior Note Pledge Agreement by and among the Registrant, certain foreign subsidiaries of the Registrant, and Citibank, N.A., as Collateral
          Agent (incorporated by reference to Exhibit 4.13 of the CK Witco Form 10-K for the period ended December 31, 1999).

  4.14 Form of Purchase Agreement, dated as of March 2, 2000, by and among the Registrant, as Seller, and Merrill Lynch, ABN AMRO Incorporated, Banc of America Securities LLC, Chase Securities Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Salomon Smith Barney Inc. (together, the "Initial Purchasers"), relating $600 Million of 8 1/2% Senior Notes due 2005 (incorporated by reference to Exhibit
          4.14 of the CK Witco Form 10-K for the period ended
          December 31, 1999).

  4.15 Form of Indenture, dated as of February 1, 1993, by and between Witco and the Chase Manhattan Bank, N.A., as Trustee, relating to Witco's 6.60% Notes due 2003, 7.75% Debentures due 2023, 6 1/8% Notes due 2006 and 6 7/8% Debentures due 2026, including form of securities (incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-3, Registration No. 33-58066, filed March 19, 1993).

  4.16 Form of First Supplemental Indenture, dated February 1, 1996, by and among Witco, Chase Manhattan Bank, N.A., the Initial Trustee, and Fleet National Bank of Connecticut, the Note Trustee, relating to Witco's 6 1/8% Notes due 2006 and 6 7/8% Notes due 2026 (incorporated by reference to Registration Statement on Form S-3, Registration Number 33-65203, filed January 25, 1996).

  4.17    Form of Registration Rights Agreement, dated as of
          March 7, 2000, by and among the Registrant and the Initial Purchasers, relating to $600 Million of 8 1/2% Senior
          Notes due 2005 (incorporated by reference to Exhibit 4.17 of the CK Witco Form 10-K for the period ended
          December 31, 1999).

  4.18    Form of Second Supplemental Indenture, dated as of
          December 6, 1999, among UCC, as Issuer, Uniroyal, as successor to the Issuer, and State Street Bank & Trust Company, as Trustee, relating to the 10 1/2% Senior Notes due 2002 (incorporated by reference to Exhibit 4.18 of the CK Witco Form 10-K for the period ended December 31, 1999).

  4.19    Form of First Supplemental Indenture, dated as of
          December 6, 1999, by and between Uniroyal, as Issuer, and State Street Bank & Trust Company, as Trustee, relating to the 9% Senior Notes due 2000 (incorporated by reference to Exhibit 4.19 of the CK Witco Form 10-K for the period ended December 31, 1999).

   5.1    Opinion of John T. Ferguson, II (including consent).

  12.1    Statement of Computation of Ratios.

  23.1    Consent of KPMG LLP.

  23.2    Consent of John T. Ferguson, II (contained in Exhibit 5.1).

  24.1    Power of Attorney.

  25.1    Statement of Eligibility of Trustee.

  27.1    Financial Data Schedule (incorporated by reference to
          Exhibit 27 of the CK Witco Form 10-K for the period ended December 31, 1999).

  99.1 Form of Letter of Transmittal for the 8 1/2% Senior Notes due 2005.

  99.2    Form of Notice of Guaranteed Delivery.

  99.3    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

  99.4    Form of Institutions Letter.

  99.5    Form of Client Letter.